

Received SEC

JUL 19 2013

Washington, DC 20549

America's CAR-MART

Drive Easy.®

2013 Annual Report

To Our Shareholders:

We are very pleased with our results for fiscal 2013 and we are as excited as ever about our future. In the last five years our stock price has increased $31.88 per share or 222% and we have re-purchased 25% of our Company for $89 million.

Our continuing success can be attributed to the commitment of our great Associates to preserving and living out our Mission, Vision and Values that were put in place many years ago.

> **Mission** - *We strive to earn the repeat business of our customers by providing quality vehicles, affordable payment terms, and excellent service.*
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> **Vision** - *To be the most respected Buy-Here-Pay-Here organization in the country.*
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> **Values** - *Integrity, Respect, Compassion, Excellence.*

The market we serve has always been very competitive and the continuing ultra-low interest rate environment has certainly attracted additional capital to the financing side of the business. Our results have been outstanding even in the face of increased competition. For 32 years we have always answered competitive challenges by focusing all of our efforts on our customers and the face-to-face relationships that are so very important in the communities we serve. As we move into the future we will stay solidly focused on the customer and continue to support them so that they are successful. We understand that the Company's future success is dependent upon the success of the 58,000 + current active accounts and our ability to earn the repeat business of the literally hundreds of thousands of past Car-Mart customers. We are up to the challenge. It is what we do. It is who we are.

We opened 10 new dealerships in 2013 bringing the total to 125 at year-end. We plan to open 12 more dealerships in 2014. Beyond that, we are firmly committed to opening new locations at an approximate 10% annual rate as we move forward. We believe that our opportunities are tremendous as we are not only opening new dealerships in great new towns but we are also pushing for productivity increases from our existing store base. Because we are so focused on customer success and repeat business our dealership growth trajectory is very long. Of our existing store base, 33 dealerships are under 5 years of age and another 27 are between 5 and 10 years old giving us significant potential for growth in addition to the growth we anticipate from the new dealerships. We believe we have positioned the Company for many future years of good, solid growth.

Financially, 2013 was another record year. Our top line grew to a record $465 million, an 8% increase. Since 1999, our top line has grown at a compounded annual growth rate of 13.8%. Diluted Earnings per Share for 2013 increased to a record $3.36. During the year, we increased finance receivables by $46 million, had $5.5 million in net capital expenditures, increased inventory by $5.6 million to support new dealerships and higher sales volumes and repurchased $17.3 million of common stock. This was all accomplished with only a $21.7 million increase in total debt for the year. Our cash flows were even more impressive when considering the fact that, due to some competitive pressures, we had to lengthen the overall term for our retail installment contracts and accept slightly lower down payments as our better customers had a few more options in the market on the financing side. Our balance sheet is very healthy and our intentions are to keep it that way. We will stay focused on our cash-on-cash returns into the future as it has served us well in the past.

We have created a corporate infrastructure over the years to support growth without sacrificing our core strengths; local control of purchasing, underwriting, sales and collections. Our infrastructure exists to support our dealership managers as they run their businesses on a local basis. We will continue to invest in our infrastructure as we grow and we will always emphasize and appreciate the power, effectiveness and efficiency of decisions being made very close to the customer on a local basis.

We would like to thank our customers for supporting Car-Mart, and our Associates for their dedication and hard work. We also thank you, our Shareholders for your continuing support. We look forward to many more successful years into the future.



William H. ("Hank") Henderson
President and Chief Executive Officer



Jeffrey A. Williams
Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended April 30, 2013
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission file number 0-14939

AMERICA'S CAR-MART, INC.

(Exact name of registrant as specified in its charter)

Texas	**63-0851141**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No)
802 Southeast Plaza Avenue, Suite 200 **Bentonville, Arkansas**	**72712**
(Address of principal executive offices)	(Zip Code)

(479) 464-9944

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange of which registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	Accelerated filer ☒
☐ Non-accelerated filer	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates on October 31, 2012 was $340,107,984 (8,095,882 shares), based on the closing price of the registrant's common stock of $42.01.

There were 9,018,073shares of the registrant's common stock outstanding as of June 21, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2013 Annual Meeting of Stockholders are incorporated by reference in response to Part III of this report.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's future objectives, plans and goals, as well as the Company's intent, beliefs and current expectations regarding future operating performance, and can generally be identified by words such as "may," "will," "should," "could, "believe," "expect," "anticipate," "intend," "plan," "foresee," and other similar words or phrases. Specific events addressed by these forward-looking statements include, but are not limited to:

- new dealership openings;
- same dealership revenue growth;
- future revenue growth;
- receivables growth as related to revenue growth;
- gross margin percentages;
- interest rates;
- future credit losses;
- the Company's business and growth strategies;
- financing the majority of growth from profits; and
- having adequate liquidity to satisfy its capital needs.

These forward-looking statements are based on the Company's current estimates and assumptions and involve various risks and uncertainties. As a result, you are cautioned that these forward-looking statements are not guarantees of future performance, and that actual results could differ materially from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from the Company's projections include those risks described elsewhere in this report, as well as:

- the availability of credit facilities to support the Company's business;
- the Company's ability to underwrite and collect its contracts effectively;
- competition;
- dependence on existing management;
- availability of quality vehicles at prices that will be affordable to customers;
- changes in consumer finance laws or regulations, including but not limited to rules and regulations that could be enacted by federal and state governments; and
- general economic conditions in the markets in which the Company operates, including but not limited to fluctuations in gas prices, grocery prices and employment levels.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Item 1. Business

Business and Organization

America's Car-Mart, Inc., a Texas corporation initially formed in 1981 (the "Company"), is one of the largest publicly held automotive retailers in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the "Company" include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car Mart, Inc., an Arkansas corporation, ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation, ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2013, the Company operated 124 dealerships located primarily in small cities throughout the South-Central United States.

Business Strategy

In general, it is the Company's objective to continue to expand its Integrated Auto Sales and Finance used car operation using the same business model that has been developed by Car-Mart over the last 30 years. This business strategy focuses on:

Collecting Customer Accounts. Collecting customer accounts is perhaps the single most important aspect of operating an Integrated Auto Sales and Finance used car business and is a focal point for dealership level and corporate office personnel on a daily basis. The Company measures and monitors the collection results of its dealerships using internally developed delinquency and account loss standards. Substantially all associate incentive compensation is tied directly or indirectly to collection results. Over the last five fiscal years, the Company's annual credit losses as a percentage of sales have ranged from a low of 20.2% in fiscal 2010 to a high of 23.1% in fiscal 2013 (average of 21.3%). The Company believes that it can continue to be successful provided it maintains its credit losses within or below its historical credit loss range. See Item 1A. Risk Factors for further discussion.

Maintaining a Decentralized Operation. The Company's dealerships will continue to operate on a decentralized basis. Each dealership is ultimately responsible for buying (via an assigned corporate office purchasing agent) and selling its own vehicles, making credit decisions and collecting the contracts it originates in accordance with established policies and procedures. Most customers make their payments in person at one of the Company's dealerships. This decentralized structure is complemented by the oversight and involvement of corporate office management and the maintenance of centralized financial controls, including monitoring proprietary credit scoring, establishing standards for down-payments and contract terms as well as an internal compliance function.

Expanding Through Controlled Organic Growth. The Company plans to continue to expand its operations by increasing revenues at existing dealerships and opening new dealerships. The Company will continue to view organic growth as its primary source for growth. The Company has made significant infrastructure investments during the last five years in order to improve performance of existing dealerships and to grow its dealership count. These improvements have resulted in favorable operating results in recent years and have allowed the Company to successfully grow dealership count. The Company ended fiscal 2013 with 124 locations, a net increase of ten locations over the prior year end and current plans are to add new dealerships at an approximate 10% annual rate into the future. These plans, of course, are subject to change based on both internal and external factors.

Selling Basic Transportation. The Company will continue to focus on selling basic and affordable transportation to its customers. The Company's average retail sales price was $9,721 per unit in fiscal 2013. By selling vehicles at this price point, the Company is able to keep the terms of its installment sales contracts relatively short (overall portfolio weighted average of 29.3 months), while requiring relatively low payments.

Operating in Smaller Communities. The majority of the Company's dealerships are located in cities and towns with a population of 50,000 or less. The Company believes that by operating in smaller communities it experiences better collection results. Further, the Company believes that operating costs, such as salaries, rent and advertising, are lower in smaller communities than in major metropolitan areas.

Enhanced Management Talent and Experience. It has been the Company's practice to try to hire honest and hardworking individuals to fill entry level positions; nurture and develop these associates, and attempt to fill the vast majority of its managerial positions from within the Company. By promoting from within, the Company believes it is able to train its associates in the Car-Mart way of doing business, maintain the Company's unique culture and develop the loyalty of its associates by providing opportunity for advancement. However, the Company has recently focused, to a larger extent, on looking outside of the Company for associates possessing requisite skills and who share the values and appreciate the Company's unique culture developed over the years. The Company has been able to attract quality individuals via its Manager in Training Program as well as other key areas such as Human Resources, Purchasing, Collections, Information Technology and Portfolio Analysis. Management has determined that it will be increasingly difficult to grow the Company without looking for outside talent. The Company's operating success, as well as the negative macro-economic issues have been positive related to recruitment of outside talent and the Company currently expects this to continue.

Cultivating Customer Relationships. The Company believes that developing and maintaining a relationship with its customers is critical to the success of the Company. A large percentage of sales at mature dealerships are made to repeat customers, and the Company estimates an additional 10% to 15% of sales result from customer referrals. By developing a personal relationship with its customers, the Company believes it is in a better position to assist a customer, and the customer is more likely to cooperate with the Company should the customer experience financial difficulty during the term of his or her installment contract with the Company. The Company is able to cultivate these relationships as the majority of its customers make their payments in person at one of the Company's dealerships on a weekly or bi-weekly basis.

Business Strengths

The Company believes it possesses a number of strengths or advantages that distinguish it from most of its competitors. These business strengths include:

Experienced and Motivated Management. The Company's executive operating officers have an average tenure of over 20 years. Several of Car-Mart's dealership managers have been with the Company for more than 10 years. Each dealership manager is compensated, at least in part, based upon the net income of his or her dealership. A significant portion of the compensation of senior management is incentive based and tied to operating profits.

Proven Business Practices. The Company's operations are highly structured. While dealerships are operated on a decentralized basis, the Company has established policies, procedures and business practices for virtually every aspect of a dealership's operations. Detailed on-line operating manuals are available to assist the dealership manager and office, sales and collections personnel in performing their daily tasks. As a result, each dealership is operated in a uniform manner. Further, corporate office personnel monitor the dealerships' operations through weekly visits and a number of daily, weekly and monthly communications and reports.

Low Cost Operator. The Company has structured its dealership and corporate office operations to minimize operating costs. The number of associates employed at the dealership level is dictated by the number of active customer accounts each dealership services. Associate compensation is standardized for each dealership position. Other operating costs are closely monitored and scrutinized. Technology is utilized to maximize efficiency. The Company believes its operating costs as a percentage of revenues, or per unit sold, are among the lowest in the industry.

Well-Capitalized / Limited External Capital Required for Growth. As of April 30, 2013, the Company's debt to equity ratio was 0.49 to 1.0 (Revolving credit facilities divided by Total equity on the Consolidated Balance Sheet), which the Company believes is lower than its competitors. Further, the Company believes it can fund a significant amount of its planned growth from net income generated from operations. Of the external capital that will be needed to fund growth, the Company plans to draw on its existing credit facilities, or renewals or replacements of those facilities.

Significant Expansion Opportunities. The Company generally targets smaller communities in which to locate its dealerships (i.e., populations from 20,000 to 50,000), but is also successful in larger cities such as Tulsa, Oklahoma; Lexington, Kentucky; Springfield, Missouri and Little Rock, Arkansas. The Company believes there are numerous suitable communities within the ten states in which the Company currently operates and other contiguous states to satisfy anticipated dealership growth for the next several years. As previously discussed, the Company plans to add one dealership for every ten existing dealerships going forward depending upon operational success. Existing dealerships will continue to be analyzed to ensure that they are producing desired results and have potential to provide adequate returns on invested capital.

Operations

Operating Segment. Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria for reporting purposes under the current accounting guidance. The Company operates in the Integrated Auto Sales and Finance segment of the used car market. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the contracts as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Dealership Organization. Dealerships are operated on a decentralized basis. Each dealership is responsible for buying (with the assistance of a corporate office buyer) and selling vehicles, making credit decisions, and servicing and collecting the installment contracts it originates. Dealerships also maintain their own records and make daily deposits. Dealership-level financial statements are prepared by the corporate office on a monthly basis. Depending on the number of active customer accounts, a dealership may have as few as three or as many as 28 full-time associates employed at that location. Associate positions at a large dealership may include a dealership manager, assistant dealership manager, manager trainee, office manager, assistant office manager, service manager, buyer, collections personnel, salesmen and dealership attendants. Dealerships are generally open Monday through Saturday from 9:00 a.m. to 6:00 p.m. The Company has both regular and satellite dealerships. Satellite dealerships are similar to regular dealerships, except that they tend to be smaller, sell fewer vehicles and their financial performance is not captured in a stand-alone financial statement, but rather is included in the financial results of the sponsoring regular dealership.

Dealership Locations and Facilities. Below is a summary of dealerships opened during the fiscal years ended April 30, 2013, 2012 and 2011:

	Years Ended April 30,		
	2013	2012	2011
Dealerships at beginning of year	114	106	97
New dealerships opened/acquired	10	8	9
Dealerships closed	-	-	-
Dealerships at end of year	124	114	106

Below is a summary of dealership locations by state as of April 30, 2013, 2012 and 2011:

	As of April 30,		
Dealerships by State	2013	2012	2011
Arkansas	38	37	37
Oklahoma	21	21	20
Missouri	17	14	13
Texas	14	14	14
Kentucky	10	10	9
Alabama	13	10	8
Tennessee	5	4	4
Mississippi	4	3	0
Georgia	1	0	0
Indiana	1	1	1
Total	124	114	106

Dealerships are typically located in smaller communities. As of April 30, 2013, approximately 74% of the Company's dealerships were located in cities with populations of less than 50,000. Dealerships are located on leased or owned property between one and three acres in size. When opening a new dealership the Company will typically use an existing structure on the property to conduct business, or purchase a modular facility while business at the new location develops. Dealership facilities typically range in size from 1,500 to 5,000 square feet.

Purchasing. The Company purchases vehicles primarily through wholesalers, new car dealers, individuals and from auctions. The majority of vehicle purchasing is performed by the Company's buyers, although dealership managers are authorized to purchase vehicles. A buyer will purchase vehicles for one to three dealerships depending on the size of the dealerships. Buyers report to the dealership manager, or managers, for whom they make purchases, and to a regional purchasing director. The regional purchasing directors report to the Vice President of Purchasing. The Company centrally monitors the quantity and quality of vehicles purchased and continuously compares the cost of vehicles purchased to outside valuation sources and holds responsible parties accountable for results.

Generally, the Company's buyers purchase vehicles between six and 12 years of age with 90,000 to 140,000 miles, and pay between $3,000 and $6,000 per vehicle. The Company focuses on providing basic transportation to its customers. The Company generally does not purchase sports cars or luxury cars. Some of the more popular vehicles the Company sells include the Chevrolet Impala, Ford Taurus, Ford Mustang, Dodge Ram Pickup, Ford Explorer and the Ford Ranger. The Company sells a significant number of trucks and sport utility vehicles. The Company's buyers inspect and test-drive almost every vehicle they purchase. Buyers attempt to purchase vehicles that require little or no repair as the Company has limited facilities to repair or recondition vehicles.

Selling, Marketing and Advertising. Dealerships generally maintain an inventory of 25 to 100 vehicles depending on the maturity of the dealership. Inventory turns over approximately 8 to 9 times each year. Selling is done principally by the dealership manager, assistant manager, manager trainee or sales associate. Sales associates are paid a commission for sales that they make in addition to an hourly wage. Sales are made on an "as is" basis; however, customers are given an option to purchase a service contract which covers certain vehicle components and assemblies. For covered components and assemblies, the Company coordinates service with third party service centers with which the Company typically has previously negotiated labor rates and mark-up percentages on parts. Substantially all of the Company's customers elect to purchase a service contract when purchasing a vehicle. Additionally, the Company offers its customers to whom financing is extended a payment protection plan product. This product contractually obligates the Company to cancel the remaining amount owed on a contract where the vehicle has been totaled, as defined in the plan, or the vehicle has been stolen. This product is available in most of the states in which the Company operates and substantially all financed customers elect to purchase this product when purchasing a vehicle in those states.

The Company's objective is to offer its customers basic transportation at a fair price and treat each customer in such a manner as to earn his or her repeat business. The Company attempts to build a positive reputation in each community where it operates and generate new business from such reputation as well as from customer referrals. The Company estimates that approximately 10% to 15% of the Company's sales result from customer referrals. The Company recognizes repeat customers with silver, gold and platinum plaques representing the purchase of 5, 10 and 15 vehicles, respectively. These plaques are prominently displayed at the dealership where the vehicles were purchased. For mature dealerships, a large percentage of sales are to repeat customers.

The Company primarily advertises in local newspapers, on the radio, on television and on the internet. In addition, the Company periodically conducts promotional sales campaigns in order to increase sales.

Underwriting and Finance. The Company provides financing to substantially all of its customers who purchase a vehicle at one of its dealerships. The Company only provides financing to its customers for the purchase of its vehicles, and the Company does not provide any type of financing to non-customers. The Company's installment sales contracts typically include down payments ranging from 0% to 17% (average of 7%), terms ranging from 18 months to 36 months (average of 29.3 months), and annual interest charges ranging from 11% to 19% (weighted average of 14.9% at April 30, 2013). The Company requires that payments be made on a weekly, bi-weekly, semi-monthly or monthly basis to coincide with the day the customer is paid by his or her employer. Upon the customer and the Company reaching a preliminary agreement as to financing terms, the Company obtains a credit application from the customer which includes information regarding employment, residence and credit history, personal references and a detailed budget itemizing the customer's monthly income and expenses. Certain information is then verified by Company personnel. After the verification process, the dealership manager makes the decision to accept, reject or modify (perhaps obtain a greater down payment or suggest a lower priced vehicle) the proposed transaction. In general, the dealership manager attempts to assess the stability and character of the applicant. The dealership manager who makes the credit decision is ultimately responsible for collecting the contract, and his or her compensation is directly related to the collection results of his or her dealership. The Company provides centralized support to the dealership manager in the form of a proprietary credit scoring system used for monitoring and other supervisory assistance to assist with the credit decision. Credit quality is monitored centrally by corporate office personnel on a daily, weekly and monthly basis.

Collections. All of the Company's retail installment contracts are serviced by Company personnel at the dealership level. The majority of the Company's customers make their payments in person at the dealership where they purchased their vehicle; however, customers can also send their payments through the mail or make payments at certain money service centers. Each dealership closely monitors its customer accounts using the Company's proprietary receivables and collections software that stratifies past due accounts by the number of days past due. The Company also has a corporate collections team, led by the Director of Collections Practices and Review, which monitors policies, procedures and the status of accounts at the dealership level. The Company believes that the timely response to past due accounts is critical to its collections success.

The Company has established standards with respect to the percentage of accounts one and two weeks past due, the percentage of accounts three or more weeks past due, and for larger dealerships, one and two weeks past due, 15 to 44 days past due and 45-plus days past due (delinquency standards), and the percentage of accounts where the vehicle was repossessed or the account was charged off that month (account loss standard).

The Company works very hard to keep its delinquency percentages low and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical or on-line auctions.

New Dealership Openings. Senior management, with the assistance of the corporate office staff, will make decisions with respect to the communities in which to locate a new dealership and the specific sites within those communities. New dealerships have historically been located in the general proximity of existing dealerships to facilitate the corporate office's oversight of the Company's dealerships. The Company currently intends to add one new location for every 10 existing locations into the future, subject to favorable operating performance.

The Company's approach with respect to new dealership openings has been one of gradual development. The manager in charge of a new dealership is normally a recently promoted associate who was an assistant manager at a larger dealership and in most cases participated in the formal manager-in-training program. The corporate office provides significant resources and support with pre-opening and initial operations of new dealerships. The facility may be of a modular nature or an existing structure. Historically, new dealerships have operated with a low level of inventory and personnel. As a result of the modest staffing level, the new dealership manager performs a variety of duties (i.e., selling, collecting and administrative tasks) during the early stages of his or her dealership's operations. As the dealership develops and the customer base grows, additional staff is hired. Recently, the Company has raised its volume expectation level of new locations somewhat as infrastructure improvements related to new dealership openings have improved.

Typically, monthly sales levels at new dealerships are substantially less than sales levels at mature dealerships. Over time, new dealerships gain recognition in their communities, and a combination of customer referrals and repeat business generally facilitate sales growth. Sales growth at new dealerships can exceed 10% per year for a number of years. Historically, mature dealerships typically experience annual sales growth, but at a lower percentage than new dealerships. Due to continual operational initiatives the Company is able to support higher sales levels as a result. Sales increased by 11% in fiscal 2011, 13% in fiscal 2012 and 8% in fiscal 2013 primarily due to same dealership growth.

New dealerships are generally provided with approximately $1.5 million to $2.5 million in capital from the corporate office during the first few years of operation. These funds are used principally to fund receivables growth. After this start-up period, new dealerships can typically begin generating positive cash flow, allowing for some continuing growth in receivables without additional capital from the corporate office. As these dealerships become cash flow positive, a decision is made by senior management to either increase the investment due to favorable return rates on the invested capital, or to deploy capital elsewhere. This limitation of capital to new, as well as existing, dealerships serves as an important operating discipline. Dealerships must be profitable in order to grow and typically new dealerships are profitable within the first year of opening.

Corporate Office Oversight and Management. The corporate office, based in Bentonville, Arkansas, consists of area operations managers, regional vice presidents, regional purchasing directors, a purchasing director, a sales director, a director of collections practices and review, a support operations officer, compliance auditors, a vice president of human resources, associate and management development personnel, accounting and management information systems personnel, administrative personnel and senior management. The corporate office monitors and oversees dealership operations. The Company's dealerships transmit and submit operating and financial information and reports to the corporate office on a daily, weekly and monthly basis. This information includes cash receipts and disbursements, inventory and receivables levels and statistics, receivables agings and sales and account loss data. The corporate office uses this information to compile Company-wide reports, plan dealership visits and prepare monthly financial statements.

Periodically, area operations managers, regional vice presidents, compliance auditors and senior management visit the Company's dealerships to inspect, review and comment on operations. The corporate office assists in training new managers and other dealership level associates. Compliance auditors visit dealerships quarterly to ensure policies and procedures are being followed and that the Company's assets are being safe-guarded. In addition to financial results, the corporate office uses delinquency and account loss standards and a point system to evaluate a dealership's performance. Also, bankrupt and legal action accounts and other accounts that have been written off at dealerships are handled by the corporate office in an effort to allow dealership personnel time to focus on more current accounts.

The Company's dealership managers meet monthly on an area, regional or Company-wide basis. At these meetings, corporate office personnel provide training and recognize achievements of dealership managers. Near the end of every fiscal year, the respective area operations manager, regional vice president and senior management conduct "projection" meetings with each dealership manager. At these meetings, the year's results are reviewed and ranked relative to other dealerships, and both quantitative and qualitative goals are established for the upcoming year. The qualitative goals may focus on staff development, effective delegation, and leadership and organization skills. Quantitatively, the Company establishes unit sales goals and profit goals based on invested capital and, depending on the circumstances, may establish delinquency, account loss or expense goals.

The corporate office is also responsible for establishing policy, maintaining the Company's management information systems, conducting compliance audits, orchestrating new dealership openings and setting the strategic direction for the Company.

Industry

Used Car Sales. The market for used car sales in the United States is significant. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The Company operates in the Integrated Auto Sales and Finance segment of the independent used car sales and finance market. Integrated Auto Sales and Finance dealers sell and finance used cars to individuals with limited credit histories or past credit problems. Integrated Auto Sales and Finance dealers typically offer their customers certain advantages over more traditional financing sources, such as broader and more flexible underwriting guidelines, flexible payment terms (including scheduling payments on a weekly or bi-weekly basis to coincide with a customer's payday), and the ability to make payments in person, an important feature to individuals who may not have a checking account.

Used Car Financing. The used automobile financing industry is served by traditional lending sources such as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Integrated Auto Sales and Finance dealers. Many loans that flow through the more traditional sources have historically ended up packaged in the securitization markets. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to individuals with limited credit histories or past credit problems. Management believes traditional lenders avoid this market because of its high credit risk and the associated collections efforts. Management believes that there was constriction in the financing sources that existed for the deep sub-prime automobile market after the financial crisis in 2008. Since the Company does not rely on securitizations as a financing source, it has been largely unaffected by the credit constrictions and has been able to continue to grow its revenue level and receivable base. More recently, funding for the deep subprime automobile market has increased. Management attributes the increase to the ultra-low interest rate environment combined with the historical credit performance of the used automobile financing market during and after the recession.

Competition

The used automotive retail industry is highly competitive and fragmented. The Company competes principally with other independent Integrated Auto Sales and Finance dealers, and to a lesser but increasing degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles. The increased funding to the used automobile industry has led to increased competitive pressures which have been the primary contributors to the Company's decision in recent periods to allow longer term lengths and slightly lower down payments in connection with our customer financing contracts, as well as to the slightly higher charge-off levels experienced by the Company in recent periods.

Management believes the principal competitive factors in the sale of its used vehicles include (i) the availability of financing to consumers with limited credit histories or past credit problems, (ii) the breadth and quality of vehicle selection, (iii) pricing, (iv) the convenience of a dealership's location, (v) the option to purchase a service contract and/or a payment protection plan, and (vi) customer service. Management believes that its dealerships are competitive in each of these areas.

Seasonality

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, during recent fiscal years, tax refund anticipation sales have begun in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. However, a shift in the timing of actual tax refund dollars in the Company's markets shifted sales and collections from the third to the fourth quarter in fiscal 2011, fiscal 2012 and fiscal 2013 and is expected to have a similar effect in future years. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Regulation and Licensing

The Company's operations are subject to various federal, state and local laws, ordinances and regulations pertaining to the sale and financing of vehicles. Under various state laws, the Company's dealerships must obtain a license in order to operate or relocate. These laws also regulate advertising and sales practices. The Company's financing activities are subject to federal laws such as truth-in-lending and equal credit opportunity laws and regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Among other things, these laws require that the Company limit or prescribe terms of the contracts it originates, require specified disclosures to customers, restrict collections practices, limit the Company's right to repossess and sell collateral, and prohibit discrimination against customers on the basis of certain characteristics including age, race, gender and marital status.

Additionally, the Company anticipates that it could be subject to new regulations in connection with federal laws enacted by the United States Congress to establish the Consumer Financial Protection Bureau ("CFPB") with potentially broad regulatory powers over consumer credit products and services such as those offered by the Company. The CFPB became operational in certain respects in July 2011, although it did not have the ability to oversee and exercise its full authority over non-depository institutions and implement related rules until a permanent director was installed. On January 4, 2012, the President appointed a Director of the CFPB in a recess appointment. With this appointment the CFPB believes it can now exercise full regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services such as the Company. The CFPB's powers include supervisory authority over certain providers of consumer financial products and services; the authority to adopt rules describing specified acts and practices as being "unfair," "deceptive" or "abusive," and hence unlawful; the authority to impose recordkeeping obligations; and the authority to enforce various federal laws related to consumer finance. Until the CFPB begins to propose rules and regulations that apply to consumer credit activities relevant to the products and services of the Company, it is not possible to accurately predict what effect the CFPB will have on the business or on the Company's operations and financial performance.

The states in which the Company operates impose limits on interest rates the Company can charge on its installment contracts. These limits have generally been based on either (i) a specified margin above the federal primary credit rate, (ii) the age of the vehicle, or (iii) a fixed rate. Management believes the Company is in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. However, the adoption of additional laws, changes in the interpretation of existing laws, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's used vehicle sales and finance business.

Employees

As of April 30, 2013, the Company, including its consolidated subsidiaries, employed approximately 1,200 full time associates. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees are good.

Available Information

The Company's website is located at www.car-mart.com. The Company makes available on this website, free of charge, access to its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as well as proxy statements and other information the Company files with, or furnishes to, the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after the Company electronically submits this material to the SEC. The information contained on the website or available by hyperlink from the website is not incorporated into this Annual Report on Form 10-K or other documents the Company files with, or furnishes to, the SEC.

Executive Officers of the Registrant

The following table provides information regarding the executive officers of the Company as of April 30, 2013:

Name	Age	Position with the Company
William H. Henderson................	49	President, Chief Executive Officer and Director
Eddie L. Hight.......................	50	Chief Operating Officer
Jeffrey A. Williams	50	Chief Financial Officer, Vice President

Finance, Secretary and Director

William H. Henderson has served as President of the Company since May 2002 and as Chief Executive Officer of the Company since October 2007. Mr. Henderson has also served as a director of the Company since September 2002. From 1999 until May 2002, Mr. Henderson served as Chief Operating Officer of Car-Mart. From 1992 through 1998, Mr. Henderson served as General Manager of Car-Mart. From 1987 to 1992, Mr. Henderson primarily held the positions of District Manager and Regional Manager at Car-Mart.

Eddie L. Hight has served as Chief Operating Officer of the Company since May 2002. From 1984 until May 2002, Mr. Hight held a number of positions at Car-Mart including Dealership Manager and Regional Manager.

Jeffrey A. Williams has served as Chief Financial Officer, Vice President Finance and Secretary of the Company since October 1, 2005. Mr. Williams has also served as a director of the Company since August 2011. Mr. Williams is a Certified Public Accountant and prior to joining the Company, his experience included approximately seven years in public accounting with Arthur Andersen & Co. and Coopers and Lybrand LLC in Tulsa, Oklahoma and Dallas, Texas. His experience also includes approximately five years as Chief Financial Officer and Vice President of Operations of Wynco, LLC, a nationwide distributor of animal health products.

Item 1A. Risk Factors

The Company is subject to various risks. The following is a discussion of risks that could materially and adversely affect the Company's business, operating results, and financial condition.

The Company may have a higher risk of delinquency and default than traditional lenders because it finances its sales of used vehicles to credit-impaired borrowers.

Substantially all of the Company's automobile contracts involve financing to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Financing made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than financing made to borrowers with better credit. Delinquency interrupts the flow of projected interest income and repayment of principal from a contract, and a default can ultimately lead to a loss if the net realizable value of the automobile securing the contract is insufficient to cover the principal and interest due on the contract or the vehicle cannot be recovered. The Company's profitability depends, in part, upon its ability to properly evaluate the creditworthiness of non-prime borrowers and efficiently service such contracts. Although the Company believes that its underwriting criteria and collection methods enable it to manage the higher risks inherent in financing made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If the Company experiences higher losses than anticipated, its financial condition, results of operations and business prospects could be materially and adversely affected.

The Company's allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its financial condition and operating results.

From time to time, the Company has to recognize losses resulting from the inability of certain borrowers to pay contracts and the insufficient realizable value of the collateral securing contracts. The Company maintains an allowance for credit losses in an attempt to cover credit losses inherent in its contract portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than the Company has experienced to date. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to delinquency levels, collateral values, economic conditions and underwriting and collections practices. This evaluation is inherently subjective as it requires estimates of material factors that may be susceptible to significant change. If the Company's assumptions and judgments prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its contract portfolio which could adversely affect the Company's financial condition and results of operations.

A reduction in the availability or access to sources of inventory would adversely affect the Company's business by increasing the costs of vehicles purchased.

The Company acquires vehicles primarily through wholesalers, new car dealers, individuals and auctions. There can be no assurance that sufficient inventory will continue to be available to the Company or will be available at comparable costs. Any reduction in the availability of inventory or increases in the cost of vehicles would adversely affect gross margin percentages as the Company focuses on keeping payments affordable to its customer base. The Company could have to absorb cost increases. The overall new car sales volumes in the United States have decreased dramatically from peak sales years and this has had and could continue to have a significant negative effect on the supply of vehicles available to the Company in future periods.

The used automotive retail industry is highly competitive and fragmented, which could result in increased costs to the Company for vehicles and adverse price competition.

The Company competes principally with other independent Integrated Auto Sales and Finance dealers, and to a lesser but increasing degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale, which includes, in most cases, financing for the customer, of used vehicles. The Company's competitors may sell the same or similar makes of vehicles that Car-Mart offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of the Company's competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

The used automotive retail industry operates in a highly regulated environment with significant attendant compliance costs and penalties for non-compliance.

The used automotive retail industry is subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and laws regarding advertising, vehicle sales, financing, and employment practices. Facilities and operations are also subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. The violation of these laws and regulations could result in administrative, civil, or criminal penalties against the Company or in a cease and desist order. As a result, the Company has incurred, and will continue to incur, capital and operating expenditures, and other costs in complying with these laws and regulations. Further, over the past several years, private plaintiffs and federal, state, and local regulatory and law enforcement authorities have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale of motor vehicles.

Additionally, the Company anticipates that it could be subject to new regulations in connection with federal laws enacted by the United States Congress to establish the CFPB with potentially broad regulatory powers over consumer credit products and services such as those offered by the Company. The CFPB became operational in certain respects in July 2011, although it did not have the ability to oversee and exercise its full authority over non-depository institutions and implement related rules until a permanent director was installed. On January 4, 2012, the President appointed a Director of the CFPB in a recess appointment. With this appointment the CFPB believes it can now exercise full regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services such as the Company. The CFPB's powers include supervisory authority over certain providers of consumer financial products and services; the authority to adopt rules describing specified acts and practices as being "unfair," "deceptive" or "abusive," and hence unlawful; the authority to impose recordkeeping obligations; and the authority to enforce various federal laws related to consumer finance. Until the CFPB begins to propose rules and regulations that apply to consumer credit activities relevant to the products and services of the Company, it is not possible to accurately predict what effect the CFPB will have on the business or on the Company's operations and financial performance.

Inclement weather can adversely impact the Company's operating results.

The occurrence of weather events, such as rain, snow, wind, storms, hurricanes, or other natural disasters, which adversely affect consumer traffic at the Company's automotive dealerships, could negatively impact the Company's operating results.

Recent and future disruptions in domestic and global economic and market conditions could have adverse consequences for the used automotive retail industry in the future and may have greater consequences for the non-prime segment of the industry.

In the normal course of business, the used automotive retail industry is subject to changes in regional U.S. economic conditions, including, but not limited to, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Recent and future disruptions in domestic and global economic and market conditions could adversely affect consumer demand and/or increase the Company's costs, resulting in lower profitability for the Company. Due to the Company's focus on non-prime customers, its actual rate of delinquencies, repossessions and credit losses on contracts could be higher under adverse economic conditions than those experienced in the automotive retail finance industry in general. The Company is unable to predict with certainty the future impact of the most recent global economic conditions on consumer demand in our markets or on the Company's costs.

The Company's business is geographically concentrated; therefore, the Company's results of operations may be adversely affected by unfavorable conditions in its local markets.

The Company's performance is subject to local economic, competitive, and other conditions prevailing in the ten states where the Company operates. The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee and Texas with approximately 39% of revenues resulting from sales to Arkansas customers. The Company's current results of operations depend substantially on general economic conditions and consumer spending habits in these local markets. Any decline in the general economic conditions or decreased consumer spending in these markets may have a negative effect on the Company's results of operations.

The Company's success depends upon the continued contributions of its management teams and the ability to attract and retain qualified employees.

The Company is dependent upon the continued contributions of its management teams. Because the Company maintains a decentralized operation in which each dealership is responsible for buying and selling its own vehicles, making credit decisions and collecting contracts it originates, the key employees at each dealership are important factors in the Company's ability to implement its business strategy. Consequently, the loss of the services of key employees could have a material adverse effect on the Company's results of operations. In addition, when the Company decides to open new dealerships, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the Company to increased labor costs during periods of low unemployment.

The Company's business is dependent upon the efficient operation of its information systems.

The Company relies on its information systems in managing its sales, inventory, consumer financing, and customer information effectively. The failure of the Company's information systems to perform as designed, or the failure to maintain and continually enhance or protect the integrity of these systems, could disrupt the Company's business, impact sales and profitability, or expose the Company to customer or third-party claims.

Changes in the availability or cost of capital and working capital financing could adversely affect the Company's growth and business strategies, and volatility and disruption of the capital and credit markets and adverse changes in the global economy could have a negative impact on the Company's ability to access the credit markets in the future and/or obtain credit on favorable terms.

The Company generates cash from income from continuing operations. The cash is primarily used to fund finance receivables growth. To the extent finance receivables growth exceeds income from continuing operations, generally the Company increases its borrowings under its revolving credit facilities to provide the cash necessary to fund operations. On a long-term basis, the Company expects its principal sources of liquidity to consist of income from continuing operations and borrowings under revolving credit facilities and/or fixed interest term loans. Any adverse changes in the Company's ability to borrow under revolving credit facilities or fixed interest term loans, or any increase in the cost of such borrowings, would likely have a negative impact on the Company's ability to finance receivables growth which would adversely affect the Company's growth and business strategies. Further, the Company's current credit facilities contain various reporting and financial performance covenants. Any failure of the Company to comply with these covenants could have a material adverse effect on the Company's ability to implement its business strategy.

The capital and credit markets have remained somewhat constricted as a result of adverse economic conditions that caused the failure and near failure of a number of large financial services companies in the past few years. While the adverse conditions in recent years have not impaired the Company's ability to access the credit markets and finance its operations, there can be no assurance that there will not be a further deterioration in the financial markets. If the capital and credit markets experience further disruptions and the availability of funds remains low, it is possible that the Company's ability to access the capital and credit markets may be limited or available on less favorable terms at a time when the Company would like, or need, which could have an impact on the Company's ability to refinance maturing debt or react to changing economic and business conditions. In addition, if negative global economic conditions persist for an extended period of time or worsen substantially, the Company's business may suffer in a manner which could cause the Company to fail to satisfy the financial and other restrictive covenants under its credit facilities.

The Company's growth strategy is dependent upon the following factors:

- *Availability of suitable dealership sites.* Our ability to open new dealerships is subject to the availability of suitable dealership sites in locations and on terms favorable to the Company. If and when the Company decides to open new dealerships, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of the Company's dealership base. In addition, if a new dealership is unsuccessful and we are forced to close the dealership, we could incur additional costs if we are unable to dispose of the property in a timely manner or on terms favorable to the Company. Any of these circumstances could have a material adverse effect on the Company's expansion strategy and future operating results.

- *Ability to attract and retain management for new dealerships.* The success of new dealerships is dependent upon the Company being able to hire and retain additional competent personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive. If we are unable to hire and retain qualified and competent personnel to operate our new dealerships, these dealerships may not be profitable, which could have a material adverse effect on our future financial condition and operating results.

- *Availability and cost of vehicles.* The cost and availability of sources of inventory could affect the Company's ability to open new dealerships. The overall new car sales volumes in the United States have decreased dramatically from peak sales years and this could potentially have a significant negative effect on the supply of vehicles at appropriate prices available to the Company in future periods. This could make it difficult to supply appropriate levels of inventory for an increasing number of dealerships without significant additional costs, which could limit our future sales or reduce future profit margins if we are required to incur substantially higher costs to maintain appropriate inventory levels.

- *Acceptable levels of credit losses at new dealerships.* Credit losses tend to be higher at new dealerships due to fewer repeat customers and less experienced associates. Therefore, the opening of new dealerships tends to increase our overall credit losses. In addition, our new dealerships may experience higher than anticipated credit losses, which may require us to incur additional costs to reduce future credit losses or to close the underperforming locations altogether. Any of these circumstances could have a material adverse effect on our future financial condition and operating results.

The Company's business is subject to seasonal fluctuations.

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, during recent fiscal years, tax refund anticipation sales have begun in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. However, a shift in the timing of actual tax refund dollars in the Company's markets shifted sales and collections from the third to the fourth quarter in fiscal years 2011, 2012 and 2013 and is expected to have a similar effect in future years. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of April 30, 2013, the Company leased approximately 80% of its facilities, including dealerships and the Company's corporate offices. These facilities are located principally in the states of Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee and Texas. The Company's corporate offices are located in approximately 12,000 square feet of leased space in Bentonville, Arkansas. For additional information regarding the Company's properties, see "Contractual Payment Obligations" and "Off-Balance Sheet Arrangements" under Item 7 of Part II.

Item 3. Legal Proceedings

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. While the outcome of these proceedings cannot be predicted with certainty, the Company does not expect the final outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRMT. The following table sets forth, by fiscal quarter, the high and low sales prices reported by NASDAQ for the Company's common stock for the periods indicated.

	Fiscal 2013		Fiscal 2012	
	High	Low	High	Low
First quarter	$ 47.92	$ 35.81	$ 37.50	$ 23.73
Second quarter	49.20	40.42	35.07	25.81
Third quarter	43.32	35.89	41.23	31.09
Fourth quarter	50.59	39.52	48.24	37.02

As of June 15, 2013, there were approximately 900 shareholders of record. This number excludes stockholders holding the Company's common stock as "beneficial owners" under nominee security position listings.

We currently maintain two compensation plans, the Stock Incentive Plan and the 2007 Stock Option Plan, which provide for the issuance of stock-based compensation to directors, officers and other employees. These plans have been approved by the stockholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of April 30, 2013:

Plan Category	Number of securities to be issued upon exercise of oustanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the stockholders	1,122,500	$21.28	579,527
Equity compensation plans not approved by the stockholders	-	-	-

Stockholder Return Performance Graph

Set forth below is a line graph comparing the fiscal year end percentage change in the cumulative total stockholder return on the Company's common stock to (i) the cumulative total return of the NASDAQ Market Index (U.S. companies), and (ii) the Hemscott Group 744 Index – Auto Dealerships ("Automobile Index"), for the period of five fiscal years commencing on May 1, 2008 and ending on April 30, 2013. The graph assumes that the value of the investment in the Company's common stock and each index was $100 on April 30, 2008.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among America's Car-Mart, Inc., the NASDAQ Composite Index, and Auto Dealerships
$350
$300
$250
$200
$150
$100
$50
$0
4/08
4/09
4/10
4/11
4/12
4/13
America's Car-Mart, Inc.
NASDAQ Composite
Auto Dealerships

*$100 invested on 4/30/08 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

The dollar value at April 30, 2013 of $100 invested in the Company's common stock on April 30, 2008 was $321.54, compared to $207.19 for the Automobile Index described above and $144.98 for the NASDAQ Market Index (U.S. Companies).

Dividend Policy

Since its inception, the Company has paid no cash dividends on its common stock. The Company currently intends for the foreseeable future to continue its policy of retaining earnings to finance future growth. Payment of cash dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant. The Company is also limited in the amount of dividends or other distributions it can make to its shareholders without the consent of Car-Mart's lender. Please see "Liquidity and Capital Resources" under Item 7 of Part II for more information regarding this limitation.

Issuer Purchases of Equity Securities

The Company is authorized to repurchase up to one million shares of its common stock under the common stock repurchase program as amended and approved by the Board of Directors on August 16, 2012. The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of the Company's common stock during the periods indicated:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[(1)]
February 1, 2013 through February 28, 2013	0	$0.00	0	861,308
March 1, 2013 through March 31, 2013	0	$0.00	0	861,308
April 1, 2013 through April 30, 2013 [(2)]	1,234	$46.27	0	861,308
Total	1,234	$46.27	0	861,308

(1) The above described stock repurchase program has no expiration date.

(2) 1,234 of the shares purchased during April 2013 were originally granted to employees as restricted stock pursuant to the Company's Stock Incentive Plan. Pursuant to the Stock Incentive Plan, these shares were surrendered by the employees in exchange for the Company's agreement to pay federal and state withholding obligations resulting from the vesting of the restricted stock. These repurchases were not made pursuant to a publicly announced plan or program and do not reduce the number of shares that may yet be purchased under the Company's publicly announced repurchase program.

Item 6. Selected Financial Data

The financial data set forth below was derived from the audited consolidated financial statements of the Company and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto contained in Item 8, and the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended April 30, (In thousands, except per share amounts)				
	2013	2012	2011	2010	2009
Revenues	$ 464,676	$ 430,177	$ 379,251	$ 338,930	$ 298,966
Net income attributable to common stockholders	$ 32,125	$ 32,947	$ 28,175	$ 26,799	$ 17,906
Diluted earnings per share from continuing operations	$ 3.36	$ 3.24	$ 2.54	$ 2.27	$ 1.52

	April 30, (In thousands)				
	2013	2012	2011	2010	2009
Total assets	$ 358,265	$ 310,940	$ 276,409	$ 251,272	$ 219,624
Total debt	$ 99,563	$ 77,900	$ 47,539	$ 38,766	$ 29,839
Mandatorily redeemable preferred stock	$ 400	$ 400	$ 400	$ 400	$ 400
Total equity	$ 202,268	$ 184,473	$ 187,011	$ 176,190	$ 157,077
Shares outstanding	9,023	9,378	10,497	11,338	11,729

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing in Item 8 of this Annual Report on Form 10-K.

Overview

America's Car-Mart, Inc., a Texas corporation (the "Company"), is one of the largest publicly held automotive retailers in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the Company include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas"), and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2013, the Company operated 124 dealerships located primarily in small cities throughout the South-Central United States.

Car-Mart has been operating since 1981. Car-Mart has grown its revenues between approximately 3% and 16% per year over the last ten years (average 12%). Growth results from same dealership revenue growth and the addition of new dealerships. Revenue increased 8.0% for the fiscal year ended April 30, 2013 compared to fiscal 2012 primarily due to an 8.0% increase in retail units sold, a 0.5% increase in average retail sales price and a 13.0% increase in interest income.

The Company's primary focus is on collections. Each dealership is responsible for its own collections with supervisory involvement of the corporate office. Over the last five fiscal years, the Company's credit losses as a percentage of sales have ranged between approximately 20.2% in fiscal 2010 and 23.1% in fiscal 2013 (average of 21.3%). In fiscal 2009, the Company saw the benefit of operational improvements despite negative macro-economic factors and experienced credit losses of 21.5% of sales. Improvements in credit losses continued into fiscal 2010 as the provision for credit losses was 20.2 % of sales for the year ended April 30, 2010. The Company experienced credit losses of 20.8% of sales for fiscal 2011 and 21.1% of sales for fiscal 2012. In fiscal 2011 the higher credit losses primarily related to credit losses during the second fiscal quarter as the Company did experience some modest operational difficulties. In fiscal 2012 the Company experienced slightly higher credit losses; however, the losses were within the range of credit losses that the Company targets annually. Credit results were acceptable and consistent over the past several years, and the overall quality of the portfolio at April 30, 2012 was good based on performance factors underlying the outstanding contract pools. As a result, management reduced the allowance for credit losses as a percentage of finance receivables at April 30, 2012 to 21.5% from 22.0%. The allowance for credit losses had been 22% of finance receivables since October 2006. Credit losses as a percentage of sales in fiscal 2013 increased to 23.1% primarily due to increased contract term lengths and lower down payments resulting from increased competitive pressures as well as slightly higher charge-offs which resulted, to an extent, from negative macro-economic factors affecting the Company's customer base.

The Company continues to make improvements to its business practices, including better underwriting and better collection procedures. Negative macro-economic issues sometimes can have, but do not always lead to higher credit loss results for the Company because the Company provides basic affordable transportation which in many cases is not a discretionary expenditure for customers. The Company has installed a proprietary credit scoring system which enables the Company to monitor the quality of contracts. Corporate office personnel monitor proprietary credit scores and work with dealerships when the distribution of scores falls outside of prescribed thresholds. Additionally, the Company has increased its investment in the corporate infrastructure within the collections area, including the hiring of a Director of Collection Practices and Review, which is also having a positive effect on results by providing more timely oversight and providing for more accountability on a consistent basis. In addition, the Company now has several Collection Specialists who assist the Director of

Collection Practices and Review with monitoring and training efforts. Also, turnover at the dealership level for collections positions is down compared to historical levels, which management believes has a positive effect on collection results. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

Historically, credit losses, on a percentage basis, tend to be higher at new and developing dealerships than at mature dealerships. Generally, this is the case because the management at new and developing dealerships tends to be less experienced in making credit decisions and collecting customer accounts and the customer base is less seasoned. Normally the older, more mature dealerships have more repeat customers and on average, repeat customers are a better credit risk than non-repeat customers. The Company does believe that higher energy and fuel costs, general inflation and potentially lower personal income levels affecting customers can have a negative impact on collections. Additionally, increased competition for used vehicle financing can have a negative effect on collections.

The Company's gross margins as a percentage of sales have been fairly consistent from year to year. Over the last five fiscal years, the Company's gross margins as a percentage of sales have ranged between approximately 42% and 44%. Gross margin as a percentage of sales for fiscal 2013 was 42.5%. The Company's gross margins are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. Gross margins in recent years have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. Additionally, the percentage of wholesale sales to retail sales, which relate for the most part to repossessed vehicles sold at or near cost, can have a significant effect on overall gross margins. Annual gross margin percentages over the five-year period peaked in fiscal 2010 partially as a result of higher retail sales levels and a strong wholesale market for repossessed vehicles due to overall used vehicle supply shortages. The gross margin percentage in fiscal 2011 and fiscal 2012 was negatively affected by higher wholesale sales, increased average retail selling price, higher inventory repair costs and lower margins on the payment protection plan and service contract products. Gross margin improved slightly in fiscal 2013 due to improved wholesale results partially offset by higher losses under the payment protection plan. The Company expects that its gross margin percentage will not change significantly in the near term from the current level (42% range).

Hiring, training and retaining qualified associates are critical to the Company's success. The rate at which the Company adds new dealerships and is able to implement operating initiatives is limited by the number of trained managers and support personnel the Company has at its disposal. Excessive turnover, particularly at the dealership manager level, could impact the Company's ability to add new dealerships and to meet operational initiatives. The Company has added resources to recruit, train, and develop personnel, especially personnel targeted to fill dealership manager positions. The Company expects to continue to invest in the development of its workforce.

Consolidated Operations
(Operating Statement Dollars in Thousands)

	Years Ended April 30,			% Change 2013 vs. 2012	% Change 2012 vs. 2011	As a % of Sales		
	2013	2012	2011			2013	2012	2011
Operating Statement:								
Revenues:								
Sales	$ 415,740	$ 386,857	$ 341,859	7.5 %	13.2 %	100.0 %	100.0 %	100.0 %
Interest and other income	48,936	43,320	37,392	13.0	15.9	11.8	11.2	10.9
Total	464,676	430,177	379,251	8.0	13.4	111.8	111.2	110.9
Costs and expenses:								
Cost of sales, excluding depreciation shown below	239,095	223,392	195,985	7.0 %	14.0 %	57.5	57.7	57.3
Selling, general and administrative	73,069	67,663	62,141	8.0	8.9	17.6	17.5	18.2
Provision for credit losses	96,035	81,638	70,964	17.6	15.0	23.1	21.1	20.8
Loss on prepayment of debt	-	-	507	-	-	-	-	0.1
Interest expense	2,937	2,285	2,625	28.5	(13.0)	0.7	0.6	0.8
Depreciation and amortization	2,826	2,329	1,928	21.3	20.8	0.7	0.6	0.6
Loss on disposal of property and equipment	58	91	55	(36.3)	65.5	-	-	-
Total	414,020	377,398	334,205	9.7	12.9	99.6	97.5	97.8
Income before Taxes	$ 50,656	$ 52,779	$ 45,046	(4.0)	17.2	12.2 %	13.6 %	13.2 %
Operating Data (Unaudited):								
Retail units sold	40,737	37,722	34,424	8.0 %	9.6 %			
Average dealerships in operation	118	110	101	7.3	8.9			
Average units sold per dealership	345	343	341	0.7	0.6			
Average retail sales price	$ 9,721	$ 9,675	$ 9,361	0.5	3.4			
Same store revenue growth	3.3%	7.5%	7.3%					
Receivables average yield	14.3%	14.2%	13.6%					

2013 Compared to 2012

Total revenues increased $34.5 million, or 8.0%, in fiscal 2013, as compared to revenue growth of 13.4% in fiscal 2012, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($13.8 million), (ii) revenue growth from dealerships opened during fiscal 2012 ($12.2 million), and (iii) revenues from dealerships opened during fiscal 2013 ($8.5 million). The increase in revenue for fiscal 2013 is attributable to (i) an 8.0% increase in retail unit volumes together with a 0.5% increase in the average unit sales price, (ii) a 13.0% increase in interest and other income partially offset by, (iii) a $2.2 million decrease in wholesale sales.

Cost of sales, as a percentage of sales, decreased to 57.5% in fiscal 2013 from 57.7% in fiscal 2012. The Company's cost of sales as a percentage of sales was positively affected by pricing efficiencies in the average selling price and the effect of lower wholesale sales, offset by higher losses on the payment protection plan product. The Company's selling prices are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company will continue to focus efforts on minimizing the average retail sales price in order to help keep the contract terms shorter, which helps customers to maintain appropriate equity in their vehicles. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the overall decrease in new car sales during the last few years when compared to pre-recession levels, which can result in higher purchase costs for the Company.

Selling, general and administrative expenses, as a percentage of sales, increased 0.1% to 17.6% in fiscal 2013 from 17.5% in fiscal 2012. The percentage increase was principally the result of lower sales levels during the second quarter as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall selling, general and administrative expenses increased $5.4 million from fiscal 2012, which consisted primarily of increased payroll costs and other incremental costs related to new lot openings. Many of the company's compensation arrangements are tied to financial performance and as such, more payroll costs are incurred during periods of improved financial results.

Provision for credit losses, as a percentage of sales, increased 2.0% from 21.1% in fiscal 2012 (21.5% excluding the effect of the reduction in the allowance for credit losses) to 23.1% in fiscal 2013. Credit losses as a percentage of sales increased due to the lower principal collections as a percentage of average finance receivables, continuing negative macro-economic and competitive factors especially related to increased funding to the deep subprime automobile industry. The Company has implemented several operational initiatives for the collections area and continues to push for improvements and better execution of its collection practices. However, the extended negative macro-economic issues are expected to continue to put pressure on our customers and the resulting collections of our finance receivables. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

Interest expense as a percentage of sales increased to 0.7% for fiscal 2013 compared to 0.6% for fiscal 2012. Higher average borrowings during the fiscal year 2013 ($93.3 million compared to $70.2 million in the prior year) were partially offset by lower interest rates on the Company's variable rate debt.

2012 Compared to 2011

Total revenues increased $50.9 million, or 13.4%, in fiscal 2012, as compared to revenue growth of 11.9% in fiscal 2011, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($27.8 million), (ii) revenue growth from dealerships opened during fiscal 2011 ($15.3 million), and (iii) revenues from dealerships opened during fiscal 2012 ($7.8 million). The increase in revenue for fiscal 2012 is attributable to (i) a 9.6% increase in retail unit volumes together with a 3.4% increase in the average unit sales price, (ii) a 15.9% increase in interest and other income and, (iii) a $2.3 million increase in wholesale sales.

Cost of sales, as a percentage of sales, increased to 57.7% in fiscal 2012 from 57.3% in fiscal 2011. The Company's cost of sales as a percentage of sales was negatively affected by increased average selling price, higher inventory repair costs and a lower margin for the payment protection plan and service contract products. The Company's selling prices are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company continued to focus efforts on minimizing the average retail sales price in order to help keep the contract terms shorter, which helps customers to maintain appropriate equity in their vehicles. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the decrease in new car sales during the last few years, which results in higher purchase costs for the Company.

Selling, general and administrative expenses, as a percentage of sales, decreased 0.7% to 17.5% in fiscal 2012 from 18.2% in fiscal 2011. The percentage decrease was principally the result of higher sales levels as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall selling, general and administrative expenses increased $5.5 million from fiscal 2011, which consisted primarily of increased payroll costs and other incremental costs related to new lot openings. Many of the company's compensation arrangements are tied to financial performance and as such, more payroll costs are incurred during periods of improved financial results.

Provision for credit losses, as a percentage of sales, increased 0.3% from 20.8% in fiscal 2011 to 21.1% in fiscal 2012 (21.5% excluding the effect of the reduction in the allowance for credit losses). The Company continues to push for improvements and better execution of its collection practices. However, the extended negative macro-economic issues continued to put pressure on our customers and the resulting collections of our finance receivables. Despite the increase in credit losses in fiscal 2012 compared to the prior fiscal year, the credit losses for fiscal 2012 were in line with historical experience and within an acceptable range. The Company continues to take steps to improve dealership level execution regarding collections. Additionally, the Company continues to increase its investment in the corporate infrastructure within the collection area which is expected to continue to have a positive effect on results by providing more oversight and providing more accountability on a consistent basis. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

Interest expense as a percentage of sales decreased to 0.6% for fiscal 2012 compared to 0.8% for fiscal 2011. Higher average borrowings during the fiscal year 2012 ($70.2 million compared to $48.4 million in the prior year) were partially offset by lower interest rates on the Company's variable rate debt.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at April 30, 2013, 2012 and 2011 (in thousands):

	April 30,		
	2013	2012	2011
Assets:			
Finance receivables, net	$ 288,049	$ 251,103	$ 222,305
Inventory	32,827	27,242	23,595
Property and equipment, net	30,181	27,547	25,532
Liabilities:			
Accounts payable and accrued liabilities	24,957	20,701	19,091
Deferred payment protection plan revenue	12,910	10,745	8,963
Deferred tax liabilities, net	18,167	16,721	13,405
Revolving credit facilities	99,563	77,900	47,539

Historically, finance receivables has tended to grow slightly faster than revenue growth. This has been historically due, to a large extent, to an increasing weighted average term necessitated by increases in the average retail sales price. The following table shows receivables growth compared to revenue growth. The average term for installment sales contracts at April 30, 2013 was 29.3 months compared to 28.1 months at April 30, 2012. Principal collections as a percent of average finance receivables was 60.6% for fiscal 2013 compared to 65.6% for fiscal 2012 contributing to the growth in finance receivables being more than revenue growth. Revenue growth results from same store revenue growth and the addition of new dealerships.

	Years Ended April 30,		
	2013	2012	2011
Growth in finance receivable, net of deferred payment protection plan revenue	14.5%	11.9%	8.2%
Revenue growth	8.0%	13.4%	11.9%

In fiscal 2013, inventory increased 20.5% ($5.6 million) as compared to revenue growth of 8.0%. The increase resulted primarily from (i) slightly higher overall price increases for the type of vehicle the Company purchases for resale, (ii) the Company's desire to offer a broad mixture and increased quantities of vehicles to adequately serve its expanding retail customer base and (iii) new dealership openings. The Company will continue to manage inventory levels in the future to ensure adequate supply of vehicles, in volume and mix, and to meet sales demand.

Property and equipment, net increased $2.6 million in fiscal 2013 as compared to fiscal 2012 as the Company incurred expenditures related to new dealerships as well as to refurbish and expand a number of existing locations.

Accounts payable and accrued liabilities increased $4.3 million at April 30, 2013 as compared to April 30, 2012 due primarily to increased payables related to higher inventory levels and other volume related expenditures for cost of goods sold and selling, general and administrative costs as well as the amount and timing of cash overdrafts.

The unearned portion of the payment protection plan product increased $2.2 million in fiscal 2013 over fiscal 2012, primarily resulting from the increased sales of the payment protection plan product.

Deferred tax liabilities, net increased $1.4 million at April 30, 2013 as compared to April 30, 2012 primarily due to increased finance receivables, partially offset by deferred tax assets related to the increased accrued liabilities, increased share based compensation and increased deferred payment protection plan revenue.

Borrowings on the Company's revolving credit facilities fluctuate primarily based upon a number of factors including (i) net income, (ii) finance receivables changes, (iii) income taxes, (iv) capital expenditures and (v) common stock repurchases. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have funded the Company's finance receivables growth, capital asset purchases and common stock repurchases. In fiscal 2013 the Company had a $21.7 million net increase in total debt used to contribute to the funding of finance receivables growth of $46 million, an increase in inventory to support higher sales levels and new dealerships of $5.6 million, net capital expenditures of $5.5 million and common stock repurchases of $17.3 million.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Company's Statements of Cash Flows (in thousands):

	Years Ended April 30,		
	2013	2012	2011
Operating activities:			
Net income	$ 32,165	$ 32,987	$ 28,215
Provision for credit losses	96,035	81,638	70,964
Losses on claims for payment protection plan	7,544	6,053	4,927
Depreciation and amortization	2,826	2,329	1,928
Amortization of debt issuance costs	209	182	88
Stock based compensation	1,852	2,172	2,885
Unrealized gain for change in fair value of interest rate swap	-	-	(72)
Deferred income taxes	1,446	3,316	4,212
Finance receivable originations	(387,895)	(354,328)	(311,249)
Finance receivable collections	207,713	200,697	188,840
Accrued interest on finance receivables	(356)	(295)	(172)
Inventory	34,072	33,495	26,408
Accounts payable and accrued liabilities	2,847	1,482	1,302
Deferred payment protection plan revenue	2,165	1,782	734
Income taxes, net	(756)	(3)	(1,248)
Other	(1,203)	189	(898)
Total	(1,336)	11,696	16,864
Investing activities:			
Purchase of property and equipment	(5,726)	(4,452)	(4,801)
Proceeds from sale of property and equipment	208	17	8
Total	(5,518)	(4,435)	(4,793)
Financing activities:			
Debt facilities, net	21,663	30,361	8,773
Change in cash overdrafts	1,409	128	(610)
Purchase of common stock	(17,305)	(39,367)	(20,347)
Dividend payments	(40)	(40)	(40)
Exercise of stock options and warrants, including tax benefits and issuance of common stock	1,123	1,710	108
Total	6,850	(7,208)	(12,116)
Increase (Decrease) in Cash	$ (4)	$ 53	$ (45)

The primary drivers of operating profits and cash flows include (i) top line sales (ii) interest rates on finance receivables, (iii) gross margin percentages on vehicle sales, and (iv) credit losses, a significant portion of which relates to the collection of principal on finance receivables. The Company generates cash flow from income from operations. Historically, most or all of this cash is used to fund finance receivables growth, capital expenditures and common stock repurchases. To the extent finance receivables growth, capital expenditures and common stock repurchases exceed income from operations; generally the Company increases its borrowings under its revolving credit facilities. The majority of the Company's growth has been self-funded.

Cash flows from operations in fiscal 2013 compared to fiscal 2012 were negatively impacted by (i) lower collections as a percentage of finance receivables, (ii) increased inventory levels, and (iii) an increase in income taxes payable, net and in deferred income taxes, partially offset by (iv) higher non-cash charges including credit losses, depreciation, and losses on claims for payment protection plan and (v) higher values for inventory acquired in repossession and payment protection plan claims. Finance receivables, net, increased by $36.9 million during fiscal 2013.

Cash flows from operations in fiscal 2012 compared to fiscal 2011 were positively impacted by (i) higher sales volumes and increased interest income, (ii) higher values for inventory acquired in both repossessions and payment protections plan claims, (iii) an increase in the change of accounts payable and accrued liabilities, offset by the net effect of other components of the change in finance receivables including originations and collections. Finance receivables, net, increased by $28.9 million during fiscal 2012.

The purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources. Several external factors can negatively affect the purchase cost of vehicles. Decreases in the overall volume of new car sales, particularly domestic brands, leads to decreased supply in the used car market. Also, the expansion of the customer base due in part to constrictions in consumer credit, as well as general economic conditions, can have an overall effect on the demand for the type of vehicle the Company purchases for resale. Because the Company bases its selling price on the purchase cost for the vehicle, increases in purchase costs result in increased selling prices. As the selling price increases, it becomes more difficult to keep the gross margin percentage and contract term in line with historical results because the Company's customers have limited incomes and their car payments must remain affordable within their individual budgets. The Company has seen increases in the purchase cost of vehicles and resulting increases in selling prices over the last few years. Management does expect a continuing tight supply of vehicles and a resulting pressure for increases in vehicle purchase costs. The Company has devoted significant efforts to improve its purchasing processes to ensure adequate supply at appropriate prices. This is expected to result in gross margin percentages generally in the 42% range in the near term with overall contract terms increasing due in part to competitive pressures, somewhat mitigated by software and operational changes which have been made to structure seasonal payments during income tax refund periods. In an effort to ensure an adequate supply of vehicles at appropriate prices, the Company has increased the level of accountability for its purchasing agents including the establishment of sourcing and pricing guidelines. Additionally, the Company is expanding its purchasing territories to larger cities in close proximity to its dealerships and increasing its efforts to purchase vehicles from individuals at the dealership level as well as via the internet.

The Company believes that the amount of credit available for the sub-prime auto industry has increased recently and management expects the availability of consumer credit within the automotive industry to be higher over the near term when compared to recent history and that this will contribute to overall increases in demand for most, if not all, of the vehicles the Company purchases for resale. Increased competition resulting from availability of funding to the sub-prime auto industry has contributed to lower down payments and longer terms, which have had a negative effect on collection percentages, liquidity and credit losses when compared to prior periods.

Macro-economic factors can have an effect on credit losses and resulting liquidity. General inflation, particularly within staple items such as groceries and gasoline, as well as overall unemployment levels can have a significant effect on collection results and ultimately credit losses. The Company has made improvements to its business processes within the last few years to strengthen controls and provide stronger infrastructure to support its collections efforts. The Company anticipates that credit losses on a near term going-forward basis will be somewhat higher than historical ranges. Significant negative macro-economic effects as well as competitive pressures could cause actual results to differ from the anticipated range. Management continues to focus on improved execution at the dealership level, specifically as related to working individually with its customers concerning collection issues.

The Company has generally leased the majority of the properties where its dealerships are located. As of April 30, 2013, the Company leased approximately 80% of its dealership properties. The Company expects to continue to lease the majority of the properties where its dealerships are located.

The Company's revolving credit facilities generally limit distributions by the Company to its shareholders in order to repurchase the Company's common stock. The distribution limitations under the Agreement allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lenders.

At April 30, 2013, the Company had $272,000 of cash on hand and approximately $40 million of availability under its revolving credit facilities (see Note F to the Consolidated Financial Statements in Item 8). On a short-term basis, the Company's principal sources of liquidity include income from operations and borrowings under its revolving credit facilities. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations and borrowings under revolving credit facilities and/or fixed interest term loans. The Company's revolving credit facilities mature in March 2015 and the Company expects that it will be able to renew or refinance its revolving credit facilities on or before the date they mature. Furthermore, while the Company has no specific plans to issue debt or equity securities, the Company believes, if necessary, it could raise additional capital through the issuance of such securities.

The Company expects to use cash from operations and/or borrowings to (i) grow its finance receivables portfolio, (ii) purchase property and equipment of approximately $6 million in the next 12 months in connection with refurbishing existing dealerships and adding new dealerships, (iii) repurchase shares of common stock when favorable conditions exist and (iv) reduce debt to the extent excess cash is available.

The Company believes it will have adequate liquidity to continue to grow its revenues and to satisfy its capital needs for the foreseeable future.

Contractual Payment Obligations

The following is a summary of the Company's contractual payment obligations as of April 30, 2013, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving lines of credit	$ 99,563	$ -	$ 99,563	$ -	$ -
Operating leases	38,688	4,623	9,188	8,562	16,315
Total	$ 138,251	4,623	108,751	8,562	16,315

The above excludes estimated interest payments on the Company's revolving line of credit. The $38.7 million of operating lease commitments includes $7.4 million of non-cancelable lease commitments under the primary lease terms, and $31.3 million of lease commitments for renewal periods at the Company's option that are reasonably assured.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for approximately 80% of its dealership and office facilities. Generally these leases are for periods of three to five years and usually contain multiple renewal options. The Company uses leasing arrangements to maintain flexibility in its dealership locations and to preserve capital. The Company expects to continue to lease the majority of its dealership and office facilities under arrangements substantially consistent with the past. For the years ended April 30, 2013, 2012 and 2011, rent expense for all operating leases amounted to approximately $4.7 million, $4.2 million and $3.7 million, respectively.

Other than its operating leases, the Company is not a party to any off-balance sheet arrangement that management believes is reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Finance Company Contingency

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, and as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 230 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

In fiscal 2010, the Internal Revenue Service ("IRS") completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the Internal Revenue Code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue was timing in nature and did not affect the overall tax provision, but affected the timing of required tax payments.

In January 2013, the Company received approval for a negotiated settlement with the IRS related to the examinations for income tax returns for fiscal years 2008 and 2009. The negotiated settlement resulted in additional taxable income and a resulting tax payment for the exam period. The question related to the timing of income recognition and therefore the additional income recognized in 2008 and 2009 will result in a corresponding tax deduction and resulting refund in the following fiscal year. Under the settlement the Company paid an immaterial amount of interest to the IRS related to the additional tax payment.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 2010 and 2011.

The Company's policy is to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accrued penalties and/or interest as of April 30, 2013.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates. The Company believes the most significant estimate made in the preparation of the Consolidated Financial Statements in Item 8 relates to the determination of its allowance for credit losses, which is discussed below. The Company's accounting policies are discussed in Note B to the Consolidated Financial Statements in Item 8.

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses inherent in the portfolio at the balance sheet date in the collection of its finance receivables currently outstanding. At April 30, 2013, the weighted average total contract term was 29.3 months with 21.3 months remaining. The reserve amount in the allowance for credit losses at April 30, 2013, $75.3 million, was 21.5% of the principal balance in Finance receivables of $363.4 million, less unearned payment protection plan revenue of $12.9 million. Based on the analysis discussed below and strong and consistent credit results the past several years, management reduced the allowance for credit losses at April 30, 2012 to 21.5% from 22.0% at April 30, 2011. The estimated reserve amount is the Company's anticipated future net charge-offs for losses incurred through the balance sheet date. The allowance takes into account historical credit loss experience (both timing and severity of losses), with consideration given to recent credit loss trends and changes in contract characteristics (i.e., average amount financed, months outstanding at loss date, term and age of portfolio), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is reviewed at least quarterly by management with any changes reflected in current operations. The calculation of the allowance for credit losses uses the following primary factors:

- The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.

- The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the contract origination date, and adjusted for the expected future average net charge-off loss per unit. Approximately 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date. The average age of an account at charge-off date is 10.6 months.

- The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of losses inherent in the portfolio at the balance sheet date that will be realized via actual charge-offs in the future. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses because the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation. The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues. A 1% change, as a percentage of Finance receivables, in the allowance for credit losses would equate to an approximate pre-tax change of $3.5 million.

Recent Accounting Pronouncements

Occasionally, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its consolidated financial statements upon adoption.

Goodwill. In September 2011, the FASB adopted an update regarding testing goodwill and other intangibles for impairment. The update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This update was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company implemented this update for its fiscal year beginning May 1, 2012. This update did not have a material impact on the Company's financial statements.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company's results. However, recent purchase price increases for vehicles, most pronounced over the last three fiscal years, have had a negative effect on the Company's gross margin percentages when compared to past years. This is due to the fact that the Company focuses on keeping payments affordable to its customer base and at the same time ensuring that the term of the contract matches the economic life of the vehicle.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk on its financial instruments from changes in interest rates. In particular, the Company has historically had exposure to changes in the federal primary credit rate and has exposure to changes in the prime interest rate of its lender. The Company does not use financial instruments for trading purposes but has in the past entered into an interest rate swap agreement to manage interest rate risk.

Interest rate risk. The Company's exposure to changes in interest rates relates primarily to its debt obligations. The Company is exposed to changes in interest rates as a result of its revolving credit facilities, and the interest rates charged to the Company under its credit facilities fluctuate based on its primary lender's base rate of interest. The Company had total indebtedness of $99.6 million outstanding at April 30, 2013. The impact of a 1% increase in interest rates on this amount of debt would result in increased annual interest expense of approximately $1.0 million and a corresponding decrease in net income before income tax.

The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. The Company's finance receivables generally bear interest at fixed rates ranging from 11% to 19%, while its revolving credit facilities contain variable interest rates that fluctuate with market interest rates. Prior to June 2009, interest rates charged on finance receivables originated in the State of Arkansas were limited to the federal primary credit rate plus 5%. Typically, the Company had charged interest on its Arkansas contracts at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's contracts do not fluctuate once established, new contracts originated in Arkansas were set at a spread above the federal primary credit rate which does fluctuate. Effective June 26, 2009, the Company began charging 12% on contracts originated in Arkansas. This was due to the passage by the U.S. Congress of the Supplemental Appropriations Act of 2009 which was signed into law on June 24, 2009. Within this legislation was a provision that allowed the Company to charge up to 17% on sales financed to customers in Arkansas, which expired via a sunset clause on December 31, 2010. On November 2, 2010, voters in Arkansas approved a state constitutional amendment to allow up to 17% interest for non-bank loans and contracts in the state effectively making the Federal legislation permanent. Subsequently, an appeal challenging the constitutionality of the amendment was filed with the Arkansas Supreme Court. In June 2011, the Arkansas Supreme Court upheld the amendment. In mid-July 2011, the Company began charging a fixed 15% interest rate on new contracts for all dealerships in all states in which the Company operates. At April 30, 2013, approximately 39% of the Company's finance receivables were originated in Arkansas.

Item 8. Financial Statements and Supplementary Data

The following financial statements and accountant's report are included in Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2013 and 2012

Consolidated Statements of Operations for the years ended April 30, 2013, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended April 30, 2013, 2012 and 2011

Consolidated Statement of Equity for the years ended April 30, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited the accompanying consolidated balance sheets of America's Car-Mart, Inc. (a Texas corporation) and subsidiaries (the "Company") as of April 30, 2013 and 2012, and the related consolidated statements of operations, cash flows, and equity for each of the three years in the period ended April 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America's Car-Mart, Inc. and subsidiaries as of April 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of April 30, 2013, based on criteria established in 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 21, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 21, 2013

Consolidated Balance Sheets
America's Car-Mart, Inc.
(Dollars in thousands)

	April 30, 2013	April 30, 2012
Assets:		
Cash and cash equivalents	$ 272	$ 276
Accrued interest on finance receivables	1,784	1,428
Finance receivables, net	288,049	251,103
Inventory	32,827	27,242
Prepaid expenses and other assets	2,407	1,545
Income taxes receivable, net	2,390	1,444
Goodwill	355	355
Property and equipment, net	30,181	27,547
Total Assets	$ 358,265	$ 310,940
Liabilities, mezzanine equity and equity:		
Liabilities:		
Accounts payable	$ 8,832	$ 7,352
Deferred payment protection plan revenue	12,910	10,745
Accrued liabilities	16,125	13,349
Deferred tax liabilities, net	18,167	16,721
Revolving credit facilities	99,563	77,900
Total liabilities	155,597	126,067
Commitments and contingencies		
Mezzanine equity:		
Mandatorily redeemable preferred stock	400	400
Equity:		
Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.01 per share, 50,000,000 shares authorized; 12,414,659 and 12,371,167 issued at April 30, 2013 and April 30, 2012, respectively, of which 9,023,290 and 9,378,346 were outstanding at April 30, 2013 and April 30, 2012, respectively	124	124
Additional paid-in capital	53,332	50,357
Retained earnings	243,259	211,134
Less: Treasury stock, at cost, 3,391,369 and 2,992,821 shares at April 30, 2013 and April 30, 2012, respectively	(94,547)	(77,242)
Total stockholders' equity	202,168	184,373
Non-controlling interest	100	100
Total equity	202,268	184,473
Total Liabilities, Mezzanine Equity and Equity	$ 358,265	$ 310,940

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
America's Car-Mart, Inc.
(Dollars in thousands except per share amounts)

	Years Ended April 30,		
	2013	2012	2011
Revenues:			
Sales	$ 415,740	$ 386,857	$ 341,859
Interest income	48,936	43,320	37,392
Total revenue	464,676	430,177	379,251
Costs and expenses:			
Cost of sales, excluding depreciation shown below	239,095	223,392	195,985
Selling, general and administrative	73,069	67,663	62,141
Provision for credit losses	96,035	81,638	70,964
Loss on prepayment of debt	-	-	507
Interest expense	2,937	2,285	2,625
Depreciation and amortization	2,826	2,329	1,928
Loss on disposal of property and equipment	58	91	55
Total costs and expenses	414,020	377,398	334,205
Income before taxes	50,656	52,779	45,046
Provision for income taxes	18,491	19,792	16,831
Net income	$ 32,165	$ 32,987	$ 28,215
Less: Dividends on mandatorily redeemable preferred stock	40	40	40
Net income attributable to common stockholders	$ 32,125	$ 32,947	$ 28,175
Earnings per share:			
Basic	$ 3.53	$ 3.36	$ 2.59
Diluted	$ 3.36	$ 3.24	$ 2.54
Weighted average number of shares outstanding:			
Basic	9,111,851	9,793,616	10,861,403
Diluted	9,569,702	10,156,355	11,088,243

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
America's Car-Mart, Inc.
(In thousands)

	Years Ended April 30,		
	2013	2012	2011
Operating activities:			
Net income	$ 32,165	$ 32,987	$ 28,215
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:			
Provision for credit losses	96,035	81,638	70,964
Losses on claims for payment protection plan	7,544	6,053	4,927
Depreciation and amortization	2,826	2,329	1,928
Amortization of debt issuance costs	209	182	88
Loss on sale of property and equipment	58	91	55
Stock based compensation	1,852	2,172	2,885
Unrealized gain for change in fair value of interest rate swap	-	-	(72)
Deferred income taxes	1,446	3,316	4,212
Change in operating assets and liabilities:			
Finance receivable originations	(387,895)	(354,328)	(311,249)
Finance receivable collections	207,713	200,697	188,840
Accrued interest on finance receivables	(356)	(295)	(172)
Inventory	34,072	33,495	26,408
Prepaid expenses and other assets	(1,071)	319	(958)
Accounts payable and accrued liabilities	2,847	1,482	1,302
Deferred payment protection plan revenue	2,165	1,782	734
Income taxes, net	(756)	(3)	(1,248)
Excess tax benefit from share-based payments	(190)	(221)	5
Net cash provided by (used in) operating activities	(1,336)	11,696	16,864
Investing Activities:			
Purchase of property and equipment	(5,726)	(4,452)	(4,801)
Proceeds from sale of property and equipment	208	17	8
Net cash used in investing activities	(5,518)	(4,435)	(4,793)
Financing Activities:			
Exercise of stock options and warrants	790	1,371	-
Excess tax benefits from stock based compensation	190	221	5
Issuance of common stock	143	118	103
Purchase of common stock	(17,305)	(39,367)	(20,347)
Dividend payments	(40)	(40)	(40)
Debt issuance costs	(56)	(306)	(530)
Change in cash overdrafts	1,409	128	(610)
Principal payments on note payable	-	-	(6,822)
Proceeds from revolving credit facilities	330,238	324,853	149,967
Payments on revolving credit facilities	(308,519)	(294,186)	(133,842)
Net cash provided by (used in) financing activities	6,850	(7,208)	(12,116)
Increase (decrease) in cash and cash equivalents	(4)	53	(45)
Cash and cash equivalents, beginning of period	276	223	268
Cash and cash equivalents, end of period	$ 272	$ 276	$ 223

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Equity
America's Car-Mart, Inc.
(Dollars in thousands)
For the Years Ended April 30, 2013, 2012 and 2011

	Common Stock		Additional Paid-In	Retained	Treasury	Non Controlling	Total
	Shares	Amount	Capital	Earnings	Stock	Interest	Equity
Balance at April 30, 2010	12,268,807	$ 123	$ 43,483	$ 150,012	$ (17,528)	$ 100	$ 176,190
Issuance of common stock	4,851	-	103	-	-	-	103
Purchase of 848,900 treasury shares	-	-	-	-	(20,347)	-	(20,347)
Tax benefit of restricted stock vested	-	-	5	-	-	-	5
Stock based compensation	3,000	-	2,885	-	-	-	2,885
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	28,215	-	-	28,215
Balance at April 30, 2011	12,276,658	$ 123	$ 46,476	$ 178,187	$ (37,875)	$ 100	$ 187,011
Issuance of common stock	3,862	-	118	-	-	-	118
Stock options exercised	88,647	1	1,370	-	-	-	1,371
Purchase of 1,212,791 treasury shares	-	-	-	-	(39,367)	-	(39,367)
Tax benefit of restricted stock vested	-	-	221	-	-	-	221
Stock based compensation	2,000	-	2,172	-	-	-	2,172
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	32,987	-	-	32,987
Balance at April 30, 2012	12,371,167	$ 124	$ 50,357	$ 211,134	$ (77,242)	$ 100	$ 184,473
Issuance of common stock	4,242	-	143	-	-	-	143
Stock options exercised	35,750	-	790	-	-	-	790
Purchase of 398,548 treasury shares	-	-	-	-	(17,305)	-	(17,305)
Tax benefit of restricted stock vested	-	-	190	-	-	-	190
Stock based compensation	3,500	-	1,852	-	-	-	1,852
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	32,165	-	-	32,165
Balance at April 30, 2013	12,414,659	$ 124	$ 53,332	$ 243,259	$ (94,547)	$ 100	$ 202,268

The accompanying notes are an integral part of these consolidated financial statements.

A - Organization and Business

America's Car-Mart, Inc., a Texas corporation (the "Company"), is one of the largest publicly held automotive retailers in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2013, the Company operated 124 dealerships located primarily in small cities throughout the South-Central United States.

B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of America's Car-Mart, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Segment Information

Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria for reporting purposes under the current accounting guidance. The Company operates in the Integrated Auto Sales and Finance segment of the used car market, also referred to as the Integrated Auto Sales and Finance industry. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the contracts as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the Company's allowance for credit losses.

Concentration of Risk

The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee, and Texas, with approximately 39% of revenues resulting from sales to Arkansas customers. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. The Company's revolving credit facilities mature in March 2015. The Company expects that these credit facilities will be renewed or refinanced on or before the scheduled maturity dates.

Restrictions on Distributions/Dividends

The Company's revolving credit facilities generally limit distributions by the Company to its shareholders in order to repurchase the Company's common stock. The distribution limitations under the Agreement allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lenders.

Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically carry interest rates ranging from 11% to 19% using the simple effective interest method including any deferred fees. Contract origination costs are not significant. The installment sale contracts are not pre-computed contracts whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the contract. Finance receivables are collateralized by vehicles sold and consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest receivable to be earned over the entire term of the related installment contract, less the earned amount ($1.8 million and $1.4 million at April 30, 2013 and 2012, respectively), and as such, has been reflected as a reduction to the gross contract amount in arriving at the principal balance in finance receivables. An account is considered delinquent when a contractually scheduled payment has not been received by the scheduled payment date. While the Company does not formally place contracts on nonaccrual status, the immaterial amount of interest that may accrue after an account becomes delinquent up until the point of resolution via repossession or write-off, is reserved for against the accrued interest on the Consolidated Balance Sheets. Delinquent contracts are addressed and either made current by the customer, which is the case in most situations, or the vehicle is repossessed or written off if the collateral cannot be recovered quickly. Customer payments are set to match their pay-day with approximately 75% of payments due on either a weekly or bi-weekly basis. The frequency of the payment due dates combined with the declining value of collateral lead to prompt resolutions on problem accounts. Accounts are delinquent when the customer is one day or more behind on their contractual payments. At April 30, 2013 5.1% of the Company's finance receivable balances were 30 days or more past due compared to 4.1% at April 30, 2012.

Substantially all of the Company's automobile contracts involve contracts made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Contracts made with buyers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than contracts made with buyers with better credit.

The Company works very hard to keep its delinquency percentages low, and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical and/or on-line auctions.

The Company takes steps to repossess a vehicle when the customer becomes delinquent in his or her payments and management determines that timely collection of future payments is not probable. Accounts are charged-off after the expiration of a statutory notice period for repossessed accounts, or when management determines that the timely collection of future payments is not probable for accounts where the Company has been unable to repossess the vehicle. For accounts with respect to which the vehicle was repossessed, the fair value of the repossessed vehicle is charged as a reduction of the gross finance receivable balance charged-off. On average, accounts are approximately 71 days past due at the time of charge-off. For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

The Company maintains an allowance for credit losses on an aggregate basis, as opposed to a contract-by-contract basis, at an amount it considers sufficient to cover estimated losses inherent in the portfolio at the balance sheet date in the collection of its finance receivables currently outstanding. The Company accrues an estimated loss as it is probable that the entire amount will not be collected and the amount of the loss can be reasonably estimated in the aggregate. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in contract characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. The calculation of the allowance for credit losses uses the following primary factors:

- The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.

- The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the contract origination date, and adjusted for the expected future average net charge-off loss per unit. Approximately 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date. The average age of an account at charge-off date is 10.6 months.

- The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of losses inherent in the portfolio at the balance sheet date that will be realized via actual charge-offs in the future. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses because the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation. The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues.

In most states, the Company offers retail customers who finance their vehicle the option of purchasing a payment protection plan product as an add-on to the installment sale contract. This product contractually obligates the Company to cancel the remaining principal outstanding for any contract where the retail customer has totaled the vehicle, as defined, or the vehicle has been stolen. The Company periodically evaluates anticipated losses to ensure that if anticipated losses exceed deferred payment protection plan revenues, an additional liability is recorded for such difference. No such liability was required at April 30, 2013 or 2012.

Inventory

Inventory consists of used vehicles and is valued at the lower of cost or market on a specific identification basis. Vehicle reconditioning costs are capitalized as a component of inventory. Repossessed vehicles and trade-in vehicles are recorded at fair value, which approximates wholesale value. The cost of used vehicles sold is determined using the specific identification method.

Goodwill

Goodwill reflects the excess of purchase price over the fair value of specifically identified net assets purchased. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests at the Company's year-end. The impairment tests are based on the comparison of the fair value of the reporting unit to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, the Company performs the second step of the two-step goodwill impairment process to determine the amount, if any, that the goodwill is impaired. The second step involves determining the fair value of the identifiable assets and liabilities and the implied goodwill. The implied goodwill is compared to the carrying value of the goodwill to determine the impairment, if any. There was no impairment of goodwill during fiscal 2013 or fiscal 2012.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, remodels and improvements are capitalized. Costs of repairs and maintenance are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the lease period. The lease period includes the primary lease term plus any extensions that are reasonably assured. Depreciation is computed principally using the straight-line method generally over the following estimated useful lives:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	5 to 15 years
Buildings and improvements	18 to 39 years

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the impaired assets exceed the fair value of such assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Cash Overdraft

As checks are presented for payment from the Company's primary disbursement bank account, monies are automatically drawn against cash collections for the day and, if necessary, are drawn against one of its revolving credit facilities. Any cash overdraft balance principally represents outstanding checks, net of any deposits in transit that as of the balance sheet date had not yet been presented for payment.

Deferred Sales Tax

Deferred sales tax represents a sales tax liability of the Company for vehicles sold on an installment basis in the states of Alabama and Texas. Under Alabama and Texas law, for vehicles sold on an installment basis, the related sales tax is due as the payments are collected from the customer, rather than at the time of sale.

Income Taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply in the years in which these differences are expected to be recovered or settled.

Occasionally, the Company is audited by taxing authorities. These audits could result in proposed assessments of additional taxes. The Company believes that its tax positions comply in all material respects with applicable tax law. However, tax law is subject to interpretation, and interpretations by taxing authorities could be different from those of the Company, which could result in the imposition of additional taxes.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies this methodology to all tax positions for which the statute of limitations remains open.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the fiscal years before 2010.

In fiscal 2010, the Internal Revenue Service ("IRS") completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the Internal Revenue Code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue was timing in nature and did not affect the overall tax provision, but affected the timing of required tax payments.

In January 2013, the Company received approval for a negotiated settlement with the IRS related to the examinations for income tax returns for fiscal years 2008 and 2009. The negotiated settlement resulted in additional taxable income and a resulting tax payment for the exam period. The question related to the timing of income recognition and therefore the additional income recognized in 2008 and 2009 will result in a corresponding tax deduction and resulting refund in the following fiscal year. Under the settlement the Company paid an immaterial amount of interest to the IRS related to the additional tax payment.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 2010 and 2011.

The Company's policy is to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accrued penalties and/or interest as of April 30, 2013 and 2012, respectively.

Revenue Recognition

Revenues are generated principally from the sale of used vehicles, which in most cases includes a service contract and a payment protection plan product, and interest income and late fees earned on finance receivables. Revenues are net of taxes collected from customers and remitted to government agencies. Cost of vehicle sales include costs incurred by the Company to prepare the vehicle for sale including license and title costs, gasoline, transport services and repairs.

Revenues from the sale of used vehicles are recognized when the sales contract is signed, the customer has taken possession of the vehicle and, if applicable, financing has been approved. Revenues from the sale of service contracts are recognized ratably over the service contract period. Service contract related expenses are included in cost of sales. Payment protection plan revenues are initially deferred and then recognized to income using the "Rule of 78's" interest method over the life of the contract so that revenues are recognized in proportion to the amount of cancellation protection provided. Payment protection plan revenues are included in sales and related losses are included in cost of sales as incurred. Interest income is recognized on all active finance receivable accounts using the simple effective interest method. Active accounts include all accounts except those that have been paid-off or charged-off.

Sales consist of the following for the years ended April 30, 2013, 2012 and 2011:

	Years Ended April 30,		
(In thousands)	2013	2012	2011
Sales – used autos	$ 368,674	$ 340,368	$ 300,107
Wholesales – third party	19,718	21,910	19,601
Service contract sales	14,594	13,451	12,042
Payment protection plan revenue	12,754	11,128	10,109
Total	$ 415,740	$ 386,857	$ 341,859

At April 30, 2013 and 2012, finance receivables more than 90 days past due were approximately $2.0 million and $656,000, respectively. Late fee revenues totaled approximately $2.0 million, $1.7 million and $1.7 million for the fiscal years ended 2013, 2012 and 2011, respectively. Late fee revenue is recognized when collected and is reflected within interest and other income on the Consolidated Statements of Operations.

Advertising Costs

Advertising costs are expensed as incurred and consist principally of radio, television and print media marketing costs. Advertising costs amounted to $4.1 million, $3.5 million and $3.4 million for the years ended April 30, 2013, 2012 and 2011, respectively.

Employee Benefit Plans

The Company has 401(k) plans for all of its employees meeting certain eligibility requirements. The plans provide for voluntary employee contributions and the Company matches 50% of employee contributions up to a maximum of 4% of each employee's compensation. The Company contributed approximately $290,000, $236,000, and $201,000 to the plans for the years ended April 30, 2013, 2012 and 2011, respectively.

The Company offers employees the right to purchase common shares at a 15% discount from market price under the 2006 Employee Stock Purchase Plan which was approved by shareholders in October 2006. The Company takes a charge to earnings for the 15% discount. Amounts for fiscal years 2013, 2012 and 2011 were not material. A total of 200,000 shares were registered and 167,537 remain available for issuance under this plan at April 30, 2013.

Earnings per Share

Basic earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period plus dilutive common stock equivalents. The calculation of diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and non-vested restricted stock, which if exercised or converted into common stock would then share in the earnings of the Company. In computing diluted earnings per share, the Company utilizes the treasury stock method and anti-dilutive securities are excluded.

Stock-based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black Scholes option pricing model to determine the fair value of stock option awards. The Company may issue either new shares or treasury shares upon exercise of these awards. Stock-based compensation plans, related expenses, and assumptions used in the Black Scholes option pricing model are more fully described in Note K.

Treasury Stock

The Company purchased 398,548, 1,212,791, and 848,900 shares of its common stock to be held as treasury stock for a total cost of $17.3 million, $39.4 million and $20.3 million during the years ended April 30, 2013, 2012 and 2011, respectively. Treasury stock may be used for issuances under the Company's stock-based compensation plans or for other general corporate purposes.

Recent Accounting Pronouncements

Goodwill. In September 2011, the FASB adopted an update regarding testing goodwill and other intangibles for impairment. The update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This update was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company implemented this update for its fiscal year beginning May 1, 2012. This update did not have a material impact on the Company's financial statements.

C - Finance Receivables, Net

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically include interest rates ranging from 11% to 19% per annum, are collateralized by the vehicle sold and typically provide for payments over periods ranging from 18 to 36 months. The Company's finance receivables are defined as one segment and one class of loans, which is sub-prime consumer automobile contracts. The level of risks inherent in our financing receivables is managed as one homogeneous pool. The components of finance receivables as of April 30, 2013 and 2012 are as follows:

(In thousands)	April 30, 2013	April 30, 2012
Gross contract amount	$ 414,614	$ 359,364
Less unearned finance charges	(51,220)	(42,430)
Principal balance	363,394	316,934
Less allowance for credit losses	(75,345)	(65,831)
Finance receivables, net	$ 288,049	$ 251,103

Changes in the finance receivables, net for the years ended April 30, 2013, 2012 and 2011 are as follows:

(In thousands)	Years Ended April 30, 2013	2012	2011
Balance at beginning of period	$ 251,103	$ 222,305	$ 205,423
Finance receivable originations	387,895	354,328	311,249
Finance receivable collections	(207,713)	(200,697)	(188,840)
Provision for credit losses	(96,035)	(81,638)	(70,964)
Losses on claims for payment protection plan	(7,544)	(6,053)	(4,927)
Inventory acquired in repossession and payment protection plan claims	(39,657)	(37,142)	(29,636)
Balance at end of period	$ 288,049	$ 251,103	$ 222,305

Changes in the finance receivables allowance for credit losses for the years ended April 30, 2013, 2012 and 2011 are as follows:

(In thousands)	Years Ended April 30, 2013	2012	2011
Balance at beginning of period	$ 65,831	$ 60,173	$ 55,628
Provision for credit losses	96,035	81,638	70,964
Charge-offs, net of recovered collateral	(86,521)	(75,980)	(66,419)
Balance at end of period	$ 75,345	$ 65,831	$ 60,173

The factors which influenced management's judgment in determining the amount of the additions to the allowance charged to provision for credit losses are described below:

The level of actual charge-offs, net of recovered collateral, is the most important factor in determining the charges to the provision for credit losses. This is due to the fact that once a contract becomes delinquent the account is either made current by the customer, the vehicle is repossessed or the account is written off if the collateral cannot be recovered. Net charge-offs as a percentage of average finance receivables was 25.2% for fiscal 2013 as compared to 24.8% for fiscal 2012. Higher sales volumes had the effect of increasing required additions to the allowance charged to the provision for each of the three fiscal years ending April 30, 2013. In fiscal 2012 the increase was partially offset by a decrease in the allowance percentage from 22% to 21.5% (a $1.5

million effect), based on the overall quality of the portfolio at April 30, 2012 and several consecutive years of good credit results.

Collections and delinquency levels can have a significant effect on additions to the allowance and are reviewed frequently. Collections as a percentage of average finance receivables were lower in fiscal 2013 compared to fiscal 2012 requiring increased additions to the allowance. Delinquencies greater than 30 days increased to 5.1% for April 30, 2013 compared to 4.1% at April 30, 2012.

Macro-economic factors as well as proper execution of operational policies and procedures have a significant effect on additions to the allowance charged to the provision. Higher unemployment levels, higher gasoline prices and higher prices for staple items can potentially have a significant effect. While overall macro-economic factors were still somewhat unfavorable during fiscal 2013 and 2012, the Company is focused on continuing operational improvements within the collections area as well as market share gains and governmental stimulus funds directly benefitting most of the Company's customers were positive as related to credit results when compared to the prior years.

Credit quality information for finance receivables is as follows:

(Dollars in thousands)	April 30, 2013		April 30, 2012	
	Principal Balance	Percent of Portfolio	Principal Balance	Percent of Portfolio
Current	$ 284,441	78.27%	$ 262,325	82.77%
3 - 29 days past due	60,477	16.64%	41,508	13.10%
30 - 60 days past due	10,232	2.82%	8,818	2.78%
61 - 90 days past due	6,280	1.73%	3,627	1.14%
> 90 days past due	1,964	0.54%	656	0.21%
Total	$ 363,394	100.00%	$ 316,934	100.00%

Accounts one and two days past due are considered current for this analysis, due to the varying payment dates and variation in the day of the week at each period end. Delinquencies may vary from period to period based on the average age of the portfolio, seasonality within the calendar year, the day of the week and overall economic factors. The above categories are consistent with internal operational measures used by the Company to monitor credit results. The Company believes that the increase in the past due percentages can be attributed in part to the continuing challenging macroeconomic environment our customers are facing.

Substantially all of the Company's automobile contracts involve contracts made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Contracts made with buyers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than contracts made with buyers with better credit. The Company monitors contract term length, down payment percentages, and collections for credit quality indicators.

	Twelve Months Ended April 30,	
	2013	2012
Principal collected as a percent of average finance receivables	60.6%	65.6%
Average down-payment percentage	6.6%	7.0%

	April 30, 2013	April 30, 2012
Average originating contract term *(in months)*	27.2	26.8
Portfolio weighted average contract term, including modifications *(in months)*	29.3	28.1

The decrease in the principal collected as a percent of average finance receivables is primarily attributed to higher delinquencies, slightly longer average contract term and the higher average portfolio interest rate, together with an increase in contract modifications. The Company did modify a higher number of accounts during fiscal 2013 and had more delinquent accounts on average as management worked with customers experiencing delays with income tax refunds during the end of the third quarter and throughout the fourth quarter. The Company schedules seasonal payments during tax refund time as a significant number of customers receive income tax refunds. These seasonal payments assist in efforts to keep payments affordable and terms shortened. The increases in term are primarily related to our efforts to keep our payments affordable, for competitive reasons and to continue to work more with our customers when they experience financial difficulties. In order to remain competitive our term lengths may continue to increase some into the future.

D - Property and Equipment

A summary of property and equipment is as follows:

(In thousands)	April 30, 2013		April 30, 2012	
Land	$	6,211	$	6,079
Buildings and improvements		10,715		10,275
Furniture, fixtures and equipment		9,956		8,904
Leasehold improvements		15,874		12,368
Construction in progress		1,246		1,063
Less accumulated depreciation and amortization		(13,821)		(11,142)
	$	30,181	$	27,547

E - Accrued Liabilities

A summary of accrued liabilities is as follows:

(In thousands)	April 30, 2013		April 30, 2012	
Employee compensation	$	5,227	$	5,063
Cash overdrafts (see Note B)		1,537		128
Deferred service contract revenue (see Note B)		3,464		3,036
Deferred sales tax (see Note B)		2,436		1,785
Interest		237		185
Other		3,224		3,152
	$	16,125	$	13,349

F – Debt Facilities

A summary of revolving credit facilities is as follows:

(In thousands)	Aggregate Amount	Interest Rate	Maturity	Balance at April 30, 2013	Balance at April 30, 2012
Revolving credit facilities	$ 145,000	LIBOR + 2.5%	March 2015	$ 99,563	$ 77,900
		(2.70% at April 30, 2013 and 2.74% at April 30, 2012)			

On March 9, 2012, the Company entered into an Amended and Restated Loan and Security Agreement ("Credit Facilities") with a group of lenders providing revolving credit facilities totaling $125 million. On September 20, 2012, the Credit Facilities were amended to increase the total revolving commitment to $145 million. The Credit Facilities expire in March 2015. The revolving credit facilities are collateralized primarily by finance receivables and inventory of Car-Mart, are cross collateralized and contain a guarantee by the Company. Interest is payable monthly under the revolving credit facilities. The Credit Facilities provide for three pricing tiers for determining the applicable interest rate, based on the Company's consolidated leverage ratio for the preceding fiscal quarter. The current applicable interest rate under the Agreement is generally LIBOR plus 2.5%. The Credit Facilities contains various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources, (iii) restrictions on certain operating activities and (iv) limitations on the payment of dividends or distributions. The distribution limitations under the Credit Facilities allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. The Company was in compliance with the covenants at April 30, 2013. The amount available to be drawn under the credit facilities is a function of eligible finance receivables and inventory. Based upon eligible finance receivables and inventory at April 30, 2013, the Company had approximately $40 million of additional availability under the revolving credit facilities. In connection with the amendment to the Credit Facilities in September 2012, the Company incurred debt issuance costs of approximately $42,000. In connection with the amendment to the credit facilities in March, 2012 the Company incurred debt issuance costs of $306,000 and in connection with the refinancing of the revolving credit facilities in November 2010, the Company incurred debt issuance costs of $530,000. The debt issuance costs were deferred and will be amortized over the life of the new agreements. The Company recognized $209,000 and $182,000 of amortization in fiscal 2013 and 2012, respectively, related to the debt issuance costs. The amortization is reflected as interest expense in the Company's Consolidated Statement of Operations.

On February 4, 2013, the Company entered into Amendment No. 2 to the Credit Facilities (the "Amendment"). The Amendment amended the definition of eligible vehicle contracts to include contracts with 36-42 month terms.

The Company incurred a yield maintenance fee of $507,000 associated with the early payoff of the term loan in November 2010. This amount is reflected in the fiscal 2011 operating results in loss on prepayment of debt.

Interest Rate Swap Agreement

In fiscal 2011, the Company had an interest rate swap agreement ("Agreement") with its primary lender for a notional principal amount of $20 million. The effective date of the Agreement was May 20, 2008. The Agreement was set to mature on May 31, 2013 and provided that the Company would pay monthly interest on the notional amount at a fixed rate of 6.68% and receive monthly interest on the notional amount at a floating rate based on the bank's prime lending rate, an initial rate of 5.00%. The Company entered into this Agreement to manage a portion of its interest rate exposure by effectively converting a portion of its variable rate debt into fixed rate debt; however, due to unfavorable interest rate movements, the Company terminated the interest rate swap agreement in April 2011 for $1.3 million. The interest rate swap agreement was not designated as a hedge by Company management; therefore, the loss on the Agreement is reported in earnings. The loss on the Agreement reported in earnings as interest expense was $72,000 for the year ended April 30, 2011. The interest on the credit facilities, the net settlements under the interest rate swap and the changes in the fair value of the agreement, were all reflected in interest expense in the Company's Consolidated Statement of Operations.

G – Fair Value Measurements

The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 2013 and 2012:

	April 30, 2013		April 30, 2012	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 272	$ 272	$ 276	$ 276
Finance receivables, net	288,049	227,121	251,103	198,084
Accounts payable	8,832	8,832	7,352	7,352
Revolving credit facilities	99,563	99,563	77,900	77,900

Because no market exists for certain of the Company's financial instruments, fair value estimates are based on judgments and estimates regarding yield expectations of investors, credit risk and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

Financial Instrument	Valuation Methodology
Cash	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Finance receivables, net	The Company estimated the fair value of its receivables at what a third party purchaser might be willing to pay. The Company has had discussions with third parties and has bought and sold portfolios, and has had a third party appraisal that indicates a 37.5% discount to face would be a reasonable fair value in a negotiated third party transaction. The sale of finance receivables from Car-Mart of Arkansas to Colonial is at a 37.5% discount. For financial reporting purposes these sale transactions are eliminated. Since the Company does not intend to offer the receivables for sale to an outside third party, the expectation is that the net book value at April 30, 2013, will be ultimately collected. By collecting the accounts internally the Company expects to realize more than a third party purchaser would expect to collect with a servicing requirement and a profit margin included.

Accounts payable	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Revolving credit facilities	The fair value approximates carrying value due to the variable interest rates charged on the borrowings, which reprice frequently.

H - Income Taxes

The provision for income taxes was as follows:

(In thousands)		2013		Years Ended April 30, 2012		2011
Provision for income taxes						
Current	$	17,045	$	16,476	$	12,619
Deferred		1,446		3,316		4,212
	$	18,491	$	19,792	$	16,831

The provision for income taxes is different from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

(In thousands)		2013		Years Ended April 30, 2012		2011
Tax provision at statutory rate	$	17,729	$	18,473	$	15,766
State taxes, net of federal benefit		829		1,125		980
Other, net		(67)		194		85
	$	18,491	$	19,792	$	16,831

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)	April 30, 2013	2012
Deferred tax liabilities related to:		
Finance receivables	$ 22,965	$ 20,122
Property and equipment	2,159	2,211
Total	25,124	22,333
Deferred tax assets related to:		
Accrued liabilities	1,524	1,330
Inventory	180	145
Share based compensation	4,219	3,691
Payment protection plan	1,034	446
Total	6,957	5,612
Deferred tax liabilities, net	$ 18,167	$ 16,721

I – Capital Stock

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. The Company has not issued any preferred stock.

A subsidiary of the Company has issued 500,000 shares of $1.00 par value preferred stock which carries an 8% cumulative dividend. The Company's subsidiary can redeem the preferred stock at any time at par value plus any unpaid dividends. After April 30, 2013, a holder of 400,000 shares of the subsidiary preferred stock can require the Company's subsidiary to redeem such stock for $400,000 plus any unpaid dividends.

J – Weighted Average Shares Outstanding

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	Years Ended April 30, 2013	2012	2011
Weighted average shares outstanding-basic	9,111,851	9,793,616	10,861,403
Dilutive options and restricted stock	457,851	362,739	226,840
Weighted average shares outstanding-diluted	9,569,702	10,156,355	11,088,243
Antidilutive securities not included:			
Options	40,000	27,500	556,000

K – Stock-Based Compensation Plans

The Company has stock-based compensation plans available to grant non-qualified stock options, incentive stock options and restricted stock to employees, directors and certain advisors of the Company. The stock-based compensation plans currently being utilized are the 2007 Stock Option Plan (the "2007 Plan") and the Stock Incentive Plan. At April 30, 2013, there are 860,500 vested but unexercised options outstanding under the 1997 Option Plan ("1997 Plan"). The Company recorded total stock-based compensation expense for all plans of $1.9 million ($1.2 million after tax effects) and $2.2 million ($1.4 million after tax effects) for the year ended April 30, 2013 and 2012, respectively. Tax benefits were recognized for these costs at the Company's overall effective tax rate.

Stock Options

The Company has options outstanding under two stock option plans approved by the shareholders, the 1997 Stock Option Plan ("1997 Plan") and the 2007 Stock Option Plan (the "2007 Plan"). While previously granted options remain outstanding, no additional option grants may be made under the 1997 Plan. The shareholders of the Company approved an amendment to the Company's 2007 Plan on October 13, 2010. The amendment increased from 1,000,000 to 1,500,000 the number of options to purchase our common stock that may be issued under the 2007 Plan. The 2007 Plan provides for the grant of options to purchase shares of the Company's common stock to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant and for periods not to exceed ten years. Options granted under the Company's stock option plans expire in the calendar years 2014 through 2022.

	1997 Plan	2007 Plan
Minimum exercise price as a percentage of fair market value at date of	100%	100%
Last expiration date for outstanding options	July 2, 2017	March 27, 2022
Shares available for grant at April 30, 2013	-	392,500

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions in the table below.

	April 30, 2013	April 30, 2012	April 30, 2011
Expected terms (years)	5.0	5.0	5.0
Risk-free interest rate	0.78%	1.48%	1.80%
Volatility	50%	50%	50%
Dividend yield	-	-	-

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of the Company's common stock. The Company has not historically issued any dividends and does not expect to do so in the foreseeable future.

The following is an aggregate summary of the activity in the Company's stock option plans from April 30, 2010 to April 30, 2013:

	Number of Shares	Exercise Price per Share	Proceeds on Exercise (in thousands)	Weighted Average Exercise Price per Share
Outstanding at April 30, 2010	1,110,397	$ 6.59 to $ 24.47	$ 21,366	$ 19.24
Granted	23,750	$ 22.87	543	22.87
Expired	(1,000)	$ 11.62	(12)	11.62
Outstanding at April 30, 2011	1,133,147	$ 6.59 to $ 24.47	$ 21,897	$ 19.32
Granted	73,750	$ 24.69 to $ 45.72	2,355	31.93
Exercised	(88,647)	$ 6.59 to $ 24.69	(1,371)	15.46
Outstanding at April 30, 2012	1,118,250	$ 11.83 to $ 45.72	$ 22,881	$ 20.46
Granted	40,000	$ 44.14 to $ 45.46	1,801	45.02
Exercised	(35,750)	$ 11.83 to $ 23.34	(790)	22.13
Outstanding at April 30, 2013	1,122,500	$ 11.90 to $ 45.72	$ 23,892	$ 21.28

Stock option compensation expense on a pre-tax basis was $1.7 million ($1.1 million after tax effects) and $2.0 million ($1.3 million after tax effects) and $2.7 million ($1.7 million after tax effects) for the years ended April 30, 2013, 2012 and 2011, respectively. As of April 30, 2013, the Company had $1.4 million of total unrecognized compensation cost related to unvested options. Unvested outstanding options have a weighted-average remaining vesting period of 0.9 years.

The grant-date fair value of all options granted during fiscal 2013, 2012 and 2011 was $784,000, $1.0 million and $244,000, respectively. The options were granted at fair market value on date of grant. Generally options vest after three years, except for options issued to directors which are immediately vested at date of grant.

The aggregate intrinsic value of outstanding options at April 30, 2013 and 2012 was $28.0 million and $28.5 million, respectively.

The Company had the following options exercised for the periods indicated. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

	Twelve Months Ended April 30,		
(Dollars in thousands)	2013	2012	2011
Options Exercised	35,750	88,647	-
Cash Received from Option Exercises	$ 791	$ 1,370	$ -
Intrinsic Value of Options Exercised	$ 811	$ 1,520	$ -

As of April 30, 2013 there were 860,500 vested and exercisable stock options outstanding with a weighted average remaining contractual life of 5.38 years and a weighted average exercise price of $19.21.

Stock Incentive Plan

The shareholders of the Company approved an amendment to the Company's Stock Incentive Plan on October 14, 2009. The amendment increased from 150,000 to 350,000 the number of shares of common stock that may be issued under the Stock Incentive Plan. For shares issued under the Stock Incentive Plan, the associated compensation expense is generally recognized equally over the vesting periods established at the award date and is subject to the employee's continued employment by the Company.

The following is a summary of the activity in the Company's Stock Incentive Plan:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested shares at April 30, 2012	27,000	$	23.07
Shares granted	-		-
Shares vested	3,500		19.06
Unvested shares at April 30, 2013	23,500	$	23.66

The fair value at vesting for awards under the stock incentive plan was $162,000, $92,000 and $76,000 in fiscal 2013, 2012 and 2011, respectively.

There were no restricted shares granted during fiscal years 2013, 2012 or 2011. A total of 187,027 shares remain available for award at April 30, 2013.

The Company recorded compensation cost of $123,000 ($78,000 after tax effects), $137,000 ($86,000 after tax effects) and $188,000 ($118,000 after tax effects) related to the Stock Incentive Plan during the years ended April 30, 2013, 2012 and 2011, respectively. As of April 30, 2013 the Company had $195,000 of total unrecognized compensation cost related to unvested awards granted under the Stock Incentive Plan, which the Company expects to recognize over a weighted-average remaining period of 1.75 years.

L - Commitments and Contingencies

Facility Leases

The Company leases certain dealership and office facilities under various non-cancelable operating leases. Dealership leases are generally for periods from three to five years and contain multiple renewal options. As of April 30, 2013 the aggregate rentals due under such leases, including renewal options that are reasonably assured, were as follows:

Years Ending April 30,		Amount *(In thousands)*
2014	$	4,623
2015		4,639
2016		4,549
2017		4,387
2018		4,175
Thereafter		16,315
	$	38,688

The $38.7 million of lease commitments includes $7.4 million of non-cancelable lease commitments under the primary lease terms, and $31.3 million of lease commitments for renewal periods at the Company's option that are reasonably assured. For the years ended April 30, 2013, 2012 and 2011, rent expense for all operating leases amounted to approximately $4.7 million, $4.2 million, and $3.7 million, respectively.

Litigation

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. The Company does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position, annual results of operations or cash flows. However, the results of legal proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these legal proceedings could have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

Related Finance Company

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

In fiscal 2010, the IRS completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS questioned whether deferred PPP revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the Internal Revenue Code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue was timing in nature and did not affect the overall tax provision, but affected the timing of required tax payments.

In January 2013, the Company received approval for a negotiated settlement with the IRS related to the examinations for income tax returns for fiscal years 2008 and 2009. The negotiated settlement resulted in additional taxable income and a resulting tax payment for the exam period. The question related to the timing of income recognition and therefore the additional income recognized in 2008 and 2009 will result in a corresponding tax deduction and resulting refund in the following fiscal year. Under the settlement the Company paid an immaterial amount of interest to the IRS related to the additional tax payment.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 2010 and 2011.

M - Supplemental Cash Flow Information

Supplemental cash flow disclosures for the years ended April 30, 2013, 2012 and 2011 are as follows:

(in thousands)	Years Ended April 30, 2013	2012	2011
Supplemental disclosures:			
Interest paid	$ 2,884	$ 2,218	$ 2,727
Income taxes paid, net	17,800	16,479	13,857
Non-cash transactions:			
Inventory acquired in repossession and payment protection plan claims	39,657	37,142	29,636

N - Quarterly Results of Operations (unaudited)

A summary of the Company's quarterly results of operations for the years ended April 30, 2013 and 2012 is as follows (in thousands, except per share information):

	Year Ended April 30, 2013				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 110,000	$ 110,219	$ 118,922	$ 125,535	$ 464,676
Gross profit	42,112	41,990	45,274	47,269	176,645
Net income	8,118	7,278	7,980	8,789	32,165
Net income attributable to common stockholders	8,108	7,268	7,970	8,779	32,125
Earnings per share:					
Basic	0.87	0.80	0.88	0.97	3.53
Diluted	0.83	0.76	0.84	0.92	3.36

	Year Ended April 30, 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 100,524	$ 110,807	$ 105,365	$ 113,481	$ 430,177
Gross profit	38,762	42,321	39,659	42,723	163,465
Net income	8,282	7,760	7,304	9,641	32,987
Net income attributable to common stockholders	8,272	7,750	7,294	9,631	32,947
Earnings per share:					
Basic	0.81	0.79	0.76	1.01	3.26
Diluted	0.78	0.77	0.73	0.97	3.24

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Based on management's evaluation (with the participation of the Company's Chief Executive Officer and Chief Financial Officer), as of April 30, 2013, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2013. In making this assessment, management used the criteria set forth in 1992 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment, management believes that the Company maintained effective internal control over financial reporting as of April 30, 2013.

The Company's independent registered public accounting firm independently assessed the effectiveness of the Company's internal control over financial reporting and has issued their report on the effectiveness of the Company's internal control over financial reporting at April 30, 2013. That report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited the internal control over financial reporting of America's Car-Mart, Inc. (a Texas corporation) and subsidiaries (the "Company") as of April 30, 2013, based on criteria established in *1992 Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2013, based on criteria established in *1992 Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended April 30, 2013, and our report dated June 21, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 21, 2013

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Except as to information with respect to executive officers which is contained in a separate heading under Part I, Item 1 of this Form 10-K, the information required by Items 10 through 14 of this Form 10-K is, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference herein from the Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Company's Annual Meeting of Stockholders to be held in August 2013 (the "Proxy Statement"). The Company will, within 120 days of the end of its fiscal year, file with the SEC a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference. Information regarding the executive officers of the Company is set forth under the heading "Executive Officers" in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)1. **Financial Statements**

The following financial statements and accountant's report are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2013 and 2012

Consolidated Statements of Operations for the years ended April 30, 2013, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended April 30, 2013, 2012 and 2011

Consolidated Statements of Equity for the years ended April 30, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

(a)2. **Financial Statement Schedules**

The financial statement schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

(a)3. **Exhibits**

The exhibits listed in the accompanying Exhibit Index (following the Signature section of this Annual Report on Form 10-K) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA'S CAR-MART, INC.

Dated: June 21, 2013

By: /s/ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* William H. Henderson	President, Chief Executive Officer, and Director (Principal Executive Officer)	June 21, 2013
* Jeffrey A. Williams	Vice President Finance, Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)	June 21, 2013
* J. David Simmons	Lead Director	June 21, 2013
* Daniel J. Englander	Director	June 21, 2013
* William M. Sams	Director	June 21, 2013
* Robert Cameron Smith	Director	June 21, 2013

* By/s/ Jeffrey A. Williams
Jeffrey A. Williams
As Attorney-in-Fact
Pursuant to Powers of
Attorney filed herewith

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of the Company, as amended. (Incorporated by reference to Exhibits 4.1-4.8 to the Company's Registration Statement on Form S-8 filed with the SEC on November 16, 2005 (File No. 333-129727))
3.2	Amended and Restated Bylaws of the Company dated December 4, 2007. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
4.1	Specimen stock certificate. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended April 30, 1994 (File No. 000-14939))
4.2	Amended and Restated Loan and Security Agreement dated March 9, 2012, among America's Car-Mart, Inc., a Texas corporation, as Parent; Colonial Auto Finance, Inc., an Arkansas corporation, America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Borrowers; and certain financial institutions, as Lenders, with Bank of America N.A., as Administrative Agent, Lead Arranger and Book Manager. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.3	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Bank of America, N.A., as Lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.4	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of BOKF, NA d/b/a Bank of Arkansas, as Lender. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.5	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Commerce Bank, as Lender. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.6	Colonial Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of First Tennessee Bank, as Lender. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.7	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Arvest Bank, as Lender. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.8	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Bank of America, N.A., as Lender. (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.9	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of BOKF, NA d/b/a Bank of Arkansas, as Lender. (Incorporated by reference to Exhibit 4.8 to

Exhibit Number	Description of Exhibit
	the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.10	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Commerce Bank, as Lender. (Incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.11	ACM-TCM Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of First Tennessee Bank, as Lender. (Incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.12	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Arvest Bank, as Lender. (Incorporated by reference to Exhibit 4.11 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.13	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by America's Car-Mart, Inc., a Texas corporation, as Guarantor, in favor of Bank of America, N.A. as Agent for the Lenders. (Incorporated by reference to Exhibit 4.12 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.14	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Guarantors, in favor of Bank of America, N.A., as Agent for the Lenders. (Incorporated by reference to Exhibit 4.13 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.15	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by Colonial Auto Finance, Inc., as Guarantor, in favor of Bank of America, N.A., as Agent for the Lenders. (Incorporated by reference to Exhibit 4.14 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.16	Amended and Restated Security Agreement dated as of March 9, 2012, between America's Car-Mart, Inc., a Texas corporation, as Grantor, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.15 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.17	Amended and Restated Security Agreement dated as of March 9, 2012, by and among America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Grantors, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.16 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.18	Amended and Restated Security Agreement dated as of March 9, 2012, between Colonial Auto Finance, Inc., as Grantor, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.17 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)

Exhibit Number	Description of Exhibit
4.19	Amendment No. 1 to Amended and Restated Loan and Security Agreement dated September 20, 2012, among America's Car-Mart, Inc., a Texas corporation, as Parent; Colonial Auto Finance, Inc., an Arkansas corporation, America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Borrowers; and certain financial institutions, as Lenders, with Bank of America N.A., as Administrative Agent, Lead Arranger and Book Manager (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on September 21, 2012)
4.20	Colonial Third Amended and Restated Revolver Note dated September 20, 2012 by Colonial Auto Finance, Inc. in favor of Bank of America, N.A., as Lender (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on September 21, 2012)
4.21	Colonial Third Amended and Restated Revolver Note dated September 20, 2012 by Colonial Auto Finance, Inc. in favor of BOKF, NA d/b/a Bank of Arkansas, as Lender (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on September 21, 2012)
4.22	Colonial Amended and Restated Revolver Note dated September 20, 2012 by Colonial Auto Finance, Inc. in favor of First Tennessee Bank, as Lender (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on September 21, 2012)
4.23	Colonial Third Amended and Restated Revolver Note dated September 20, 2012 by Colonial Auto Finance, Inc. in favor of Arvest (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on September 21, 2012)
4.24	Amendment No. 2 to Amended and Restated Loan and Security Agreement dated February 4, 2013, among America's Car-Mart, Inc., a Texas corporation, as Parent; Colonial Auto Finance, Inc., an Arkansas corporation, America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Borrowers; and certain financial institutions, as Lenders, with Bank of America N.A., as Administrative Agent, Lead Arranger and Book Manager (Incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2013 filed with the SEC on March 1, 2013)
10.1*	1997 Stock Option Plan. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on October 22, 1997 (File No. 333-38475))
10.2*	2005 Restricted Stock Plan. (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 29, 2005)
10.2.1*	Amendment to 2005 Restricted Stock Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the SEC on December 11, 2006)
10.2.2*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)

Exhibit Number	Description of Exhibit
10.2.3*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009)
10.3*	Form of Indemnification Agreement between the Company and certain officers and directors of the Company. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993)
10.4*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.4.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Amended Current Report on Form 8-K/A filed with the SEC on July 27, 2012)
10.5*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.5.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Amended Current Report on Form 8-K/A filed with the SEC on July 27, 2012.)
10.6*	Employment Agreement, dated May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.6.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Amended Current Report on Form 8-K/A filed with the SEC on July 27, 2012.)
10.7*	2007 Stock Option Plan. (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)
10.8*	Amendment to 2007 Stock Option Plan. (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 27, 2010)
10.9*	Form of Option Agreement for 2007 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
14.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended April 30, 2004 filed with the SEC on July 8, 2004)
21.1	Subsidiaries of America's Car-Mart, Inc.

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney of William H. Henderson
24.2	Power of Attorney of J. David Simmons
24.3	Power of Attorney of William M. Sams
24.4	Power of Attorney of Daniel J. Englander
24.5	Power of Attorney of Robert Cameron Smith
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350,as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Indicates management contract or compensatory plan or arrangement covering executive officers or directors of the Company.

Exhibit 21.1

Subsidiaries of America's Car-Mart, Inc.

Crown Delaware Investments Corp. (a Delaware corporation)

America's Car-Mart, Inc. (an Arkansas Corporation)

Colonial Auto Finance, Inc. (an Arkansas Corporation)

Colonial Underwriting, Inc. (an Arkansas Corporation)

Texas Car-Mart, Inc. (a Texas corporation)

Auto Finance Investors, Inc. (a Texas corporation)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 21, 2013, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of America's Car-Mart, Inc. on Form 10-K for the year ended April 30, 2013. We hereby consent to the incorporation by reference of said reports in the Registration Statements of America's Car-Mart, Inc. on Forms S-8 (File Nos. 333-38475, 333-147915, 333-139270, 333-139269, 333-129727, 333-163022, 333-170964).

/s/ GRANT THORNTON LLP

Tulsa, OK

June 21, 2013

Exhibit 24.1

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM H. HENDERSON, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint JEFFREY A. WILLIAMS my true and lawful attorney-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2013 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorney-in-fact deems appropriate, hereby ratifying and confirming all that said attorney-in-fact, or his substitute may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 21st day of June, 2013.

/s/ William H. Henderson
WILLIAM H. HENDERSON

ACKNOWLEDGMENT

Before me this 21st day of June, 2013, came WILLIAM H. HENDERSON, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Christy Wilkerson
NOTARY PUBLIC

Exhibit 24.2

STATE OF ALABAMA §
COUNTY OF JEFFERSON §

POWER OF ATTORNEY

Know all men by these presents, that I, J. DAVID SIMMONS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2013 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2013.

/s/ J. David Simmons
J. DAVID SIMMONS

ACKNOWLEDGMENT

Before me this 18th day of June, 2013, came J. DAVID SIMMONS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Cynthia Burttram
NOTARY PUBLIC

Exhibit 24.3

STATE OF TEXAS §
COUNTY OF DALLAS §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM M. SAMS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2013 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 17th day of June, 2013.

/s/ William M. Sams
WILLIAM M. SAMS

ACKNOWLEDGMENT

Before me this 17th day of June, 2013, came WILLIAM M. SAMS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Mary Sellner Thomas
NOTARY PUBLIC

Exhibit 24.4

STATE OF NEW YORK §
COUNTY OF SUFFOLK §

POWER OF ATTORNEY

Know all men by these presents, that I, DANIEL J. ENGLANDER, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2013 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2013.

/s/ Daniel J. Englander
DANIEL J. ENGLANDER

ACKNOWLEDGMENT

Before me this 18th day of June, 2013, came DANIEL J. ENGLANDER, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Thomas Schirripa
NOTARY PUBLIC

Exhibit 24.5

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, ROBERT CAMERON SMITH, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2013 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 17th day of June, 2013.

/s/ Robert Cameron Smith
ROBERT CAMERON SMITH

ACKNOWLEDGMENT

Before me this 17th day of June, 2013, came ROBERT CAMERON SMITH, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Jill Bright
NOTARY PUBLIC

Exhibit 31.1

Certification

I, William H. Henderson, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2013 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 21, 2013

\s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification

I, Jeffrey A. Williams, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2013 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 21, 2013

\s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the period ended April 30, 2013 of America's Car-Mart, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William H. Henderson, President and Chief Executive Officer of the Company, and Jeffrey A. Williams, Vice President Finance and Chief Financial Officer of the Company, certify in our capacities as officers of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: \s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
June 21, 2013

By: \s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
June 21, 2013

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America's Car-Mart, Inc.
2013 Annual Report

CORPORATE INFORMATION

Board of Directors
John David Simmons
Lead Director
President, Simmons & Associates, LLC

William H. ("Hank") Henderson
President and Chief Executive Officer

William M. Sams
Investments

Robert Cameron Smith
President, Cameron Smith & Associates, Inc.

Daniel J. Englander
Investments

Jeffrey A. Williams
Chief Financial Officer

Executive Officers
William H. ("Hank") Henderson
President and Chief Executive Officer

Jeffrey A. Williams
Chief Financial Officer

Eddie L. Hight
Chief Operating Officer

Transfer Agent and Registrar
Securities Transfer Corporation
Dallas, Texas
(469) 633-0101

Independent Public Accountants
Grant Thornton, LLP
Tulsa, Oklahoma

Corporate Headquarters
802 SE Plaza Avenue, Suite 200
Bentonville, Arkansas 72712
(479) 464-9944

Annual Meeting
The annual meeting of stockholders will be held at America's Car-Mart Corporate Headquarters, 802 SE Plaza Avenue, Suite 200, Bentonville, Arkansas at 10:00 a.m. local time on Wednesday, August 21, 2013.


America's
CAR-MART
Drive Easy.®

America's CAR-MART
Drive Easy.®

America's Car-Mart currently operates 125 dealerships in ten states, with headquarters in Bentonville, Arkansas.



☆ **Corporate Headquarters**
802 SE Plaza Avenue, Suite 200
Bentonville, Arkansas 7271
Phone: (479) 464-9944
Fax: (479) 273-7556
www.car-mart.com

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